Exhibit 99.2
RESPONSIBLITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

/s/ David Garofalo	/s/ Russell Ball
David Garofalo	Russell Ball
President and Chief Executive Officer	Executive Vice President, Chief Financial Officer and Corporate Development

February 15, 2017
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the accompanying consolidated financial statements of Goldcorp Inc. and subsidiaries (“the Company”), which comprise the consolidated balance sheets as at December 31, 2016, and December 31, 2015, and the consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and subsidiaries as at December 31, 2016, and December 31, 2015, and their financial performance and their cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2017, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP
Chartered Professional Accountants
February 15, 2017
Vancouver, Canada

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Goldcorp Inc. ("Goldcorp" or "the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer and Corporate Development and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;

ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that Goldcorp’s receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp’s assets that could have a material effect on Goldcorp’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2016, Goldcorp’s internal control over financial reporting was effective.

The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2016, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2016, as stated in their report.

/s/ David Garofalo	/s/ Russell Ball
David Garofalo	Russell Ball
President and Chief Executive Officer	Executive Vice President, Chief Financial Officer and Corporate Development

February 15, 2017
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (“the Company”) as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2016, of the Company and our report dated February 15, 2017, expressed an unmodified/unqualified opinion on those financial statements.

/s/ Deloitte LLP
Chartered Professional Accountants
February 15, 2017
Vancouver, Canada

.
Exhibit 99.2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
YEARS ENDED DECEMBER 31
(In millions of United States dollars, except for per share amounts)

	Note	2016	2015
Revenues	9	$3,510	$4,375
Mine operating costs
Production costs	10, 17	(2,066)	(2,580)
Depreciation and depletion	9, 17, 19(e)	(1,024)	(1,493)
		(3,090)	(4,073)
Earnings from mine operations		420	302
Exploration, evaluation, and project costs	19(b)	(34)	(51)
Share of net earnings (loss) of associates and joint venture	20	171	(1)
Reversal of impairment loss (impairment) of mining interests and goodwill, net	21	49	(4,906)
Corporate administration	10(a), 29	(187)	(207)
Restructuring costs	11	(50)	—
Earnings (loss) from operations, associates and joint venture	9	369	(4,863)
Gain (loss) on derivatives, net	27(b)(ii)	3	(54)
Gain on dilution of ownership interest in associate	8(b)	—	99
Gain on dispositions of mining interests, net of transaction costs	8(b)	—	315
Finance costs	12	(137)	(135)
Other expenses, net	13	(13)	(50)
Earnings (loss) from continuing operations before taxes		222	(4,688)
Income tax (expense) recovery	14	(60)	485
Net earnings (loss) from continuing operations		162	(4,203)
Net earnings from discontinued operation	8(c)	—	46
Net earnings (loss)		$162	$(4,157)

Net earnings (loss) per share from continuing operations
Basic	15(a)	$0.19	$(5.08)
Diluted	15(a)	0.19	(5.08)
Net earnings (loss) per share
Basic	15(a)	$0.19	$(5.03)
Diluted	15(a)	0.19	(5.03)

The accompanying notes form an integral part of these consolidated financial statements.

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Third Quarter Report – 2016

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31
(In millions of United States dollars)

	Note	2016	2015
Net earnings (loss)		$162	$(4,157)
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net earnings (loss):
Unrealized gains (losses) on available-for-sale securities	27(c)	75	(6)
Reclassification adjustment for impairment losses on available-for-sale securities recognized in net earnings (loss)	27(c)	—	9
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss)	27(c)	(12)	(1)
Unrealized losses on derivatives designated as cash flow hedges	27(b)	(15)	—
Reclassification of cumulative unrealized gains on shares of Probe Mines Ltd. ("Probe") on acquisition	7(c)	—	(3)
		48	(1)
Items that will not be reclassified subsequently to net earnings (loss):
Remeasurements on defined benefit pension plans		(1)	—
Total other comprehensive income (loss), net of tax		47	(1)
Total comprehensive income (loss)		$209	$(4,158)

The accompanying notes form an integral part of these consolidated financial statements.

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Third Quarter Report – 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(In millions of United States dollars)

	Note	2016	2015
Operating activities
Net earnings (loss) from continuing operations		$162	$(4,203)
Adjustments for:
Dividends from associate	20	—	7
Reclamation expenditures	26	(28)	(57)
Items not affecting cash:
Write-down of inventories	17	10	158
Depreciation and depletion	9, 17, 19(e)	1,024	1,493
Share of net (earnings) loss of associates and joint venture	20	(171)	1
(Reversal of impairment) impairment of mining interests and goodwill	21	(49)	4,906
Share-based compensation	29(a)	52	54
Unrealized gains on derivatives, net	27(b)(ii)	(9)	(29)
Gain on dilution of ownership interest in associate	8(b)	—	(99)
Gain on dispositions of mining interests, net of transaction costs	8(b)	—	(315)
Revision of estimates and accretion on closure cost obligations	10, 26	7	(15)
Foreign exchange loss		13	130
Deferred income tax recovery	14	(65)	(791)
Other		(21)	25
Change in working capital	16	(126)	158
Net cash provided by operating activities of continuing operations		799	1,423
Net cash provided by operating activities of discontinued operation	8(c)	—	7
Investing activities
Acquisition of mining interest, net of cash acquired	7(a), (c)	6	(43)
Expenditures on mining interests	9, 19(c)	(696)	(1,178)
Return of capital investment in associate	20	24	112
Proceeds from dispositions of mining interests, net of transaction costs	8(b)	—	788
Interest paid	19(c)	(25)	(77)
Proceeds (purchases) of short term investments and available-for-sale securities, net	16	37	(26)
Other		—	(2)
Net cash used in investing activities of continuing operations		(654)	(426)
Net cash provided by investing activities of discontinued operation	16	—	97
Financing activities
Debt borrowings, net of transaction costs	24	—	205
Debt repayments	24	(202)	(223)
Draw down (repayment) of credit facility, net	24	30	(840)
Finance lease payments		(5)	(2)
Dividends paid to shareholders	15(b)	(97)	(370)
Common shares issued		3	20
Other		(23)	21
Acquisition of non-controlling interest	7(b)	—	(67)
Net cash used in financing activities of continuing operations		(294)	(1,256)
Effect of exchange rate changes on cash and cash equivalents		—	(1)
Decrease in cash and cash equivalents		(149)	(156)
Cash and cash equivalents, beginning of the year		326	482
Cash and cash equivalents reclassified as held for sale	8(a)	(20)	—
Cash and cash equivalents, end of the year	16	$157	$326
Supplemental cash flow information (note 16)

The accompanying notes form an integral part of these consolidated financial statements.

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Third Quarter Report – 2016

CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars)

	Note	At December 31 2016	At December 31 2015
Assets
Current assets
Cash and cash equivalents	16	$157	$326
Short term investments		43	57
Accounts receivable		95	73
Inventories	17	370	469
Sales and indirect taxes recoverable		271	273
Income taxes receivable		25	67
Assets held for sale	8(a)	548	—
Other	18	59	66
		1,568	1,331
Mining interests
Owned by subsidiaries	19, 21	17,565	17,630
Investments in associates and joint venture	20, 21	2,007	1,839
		19,572	19,469
Investments in securities	22	114	51
Deferred income taxes	14	49	50
Inventories	17	28	255
Other	23	166	272
Total assets	9	$21,497	$21,428
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$512	$680
Debt	24	—	212
Income taxes payable		52	104
Liabilities relating to assets held for sale	8(a)	118	—
Other	26	95	53
		777	1,049
Deferred income taxes	14	3,658	3,749
Debt	24	2,510	2,476
Provisions	26	661	775
Finance lease obligations	25	247	267
Income taxes payable		127	161
Other		102	103
Total liabilities	9	8,082	8,580
Shareholders' equity
Common shares, stock options and restricted share units		18,064	17,604
Accumulated other comprehensive income (loss)		41	(6)
Deficit		(4,690)	(4,750)
	9	13,415	12,848
Total liabilities and shareholders' equity		$21,497	$21,428
Commitments and contingencies (notes 27(e)(ii) and 31); subsequent events (notes 7(b)(i), 8(a) and 32)
Approved by the Board of Directors and authorized for issue on February 15, 2017.

/s/ David Garofalo	/s/ Ian Telfer
David Garofalo, Director	Ian Telfer, Director

The accompanying notes form an integral part of these consolidated financial statements.

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Third Quarter Report – 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive (loss) income	Deficit	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total
At January 1, 2016	830,337	$17,276	$328	$(6)	$(4,750)	$12,848	$—	$12,848
Total comprehensive income
Net earnings	—	—	—	—	162	162	—	162
Other comprehensive income	—	—	—	47	—	47	—	47
	—	—	—	47	162	209	—	209
Shares issued pursuant to the acquisition of Kaminak (note 7(a))	20,997	400	—	—	—	400	—	400
Stock options exercised and restricted share units issued and vested (note 29(a))	2,158	52	(49)	—	—	3	—	3
Share-based compensation (note 29(a))	—	—	52	—	—	52	—	52
Dividends (note 15(b))	320	5	—	—	(102)	(97)	—	(97)
At December 31, 2016	853,812	$17,733	$331	$41	$(4,690)	$13,415	$—	$13,415

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options, restricted share units and warrants	Accumulated other comprehensive loss	Deficit	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2015	813,585	$16,941	$320	$(5)	$(297)	$16,959	$216	$17,175
Total comprehensive loss
Net loss	—	—	—	—	(4,157)	(4,157)	—	(4,157)
Other comprehensive loss	—	—	—	(1)	—	(1)	—	(1)
	—	—	—	(1)	(4,157)	(4,158)	—	(4,158)
Shares, stock options and warrants issued pursuant to the acquisition of Probe (note 7(c))	13,264	250	20	—	—	270	—	270
Stock options and warrants exercised, and restricted share units issued and vested (note 29(a))	3,488	85	(65)	—	—	20	—	20
Share-based compensation (note 29(a))	—	—	53	—	—	53	—	53
Dividends (note 15(b))	—	—	—	—	(370)	(370)	—	(370)
Acquisition of non-controlling interest (note 7(b))	—	—	—	—	74	74	(216)	(142)
At December 31, 2015	830,337	$17,276	$328	$(6)	$(4,750)	$12,848	$—	$12,848
The accompanying notes form an integral part of these consolidated financial statements.

GOLDCORP    |  5

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group ("Goldcorp" or "the Company"). The Company is incorporated and domiciled in Canada, and its head office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper.
The Company’s principal producing mining properties are comprised of the Red Lake, Porcupine, Musselwhite and Éléonore mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic.
On July 19, 2016, the Company acquired 100% of Kaminak Gold Corporation ("Kaminak"), which owns the Coffee project ("Coffee") in Canada (note 7(a)). On November 24, 2015, the Company completed the acquisition of the 30% non-controlling interest held by New Gold Inc. ("New Gold") in the El Morro project, increasing the Company's interest in El Morro to 100%. On the same date, the Company entered into a joint venture agreement ("NuevaUnión") with Teck Resources Ltd. ("Teck"), into which both parties contributed their respective interests in the El Morro and Relincho deposits in Chile (note 7(b)) in exchange for a 50% interest in the NuevaUnión Joint Venture. On March 13, 2015, the Company acquired 100% of the outstanding shares of Probe Mines Ltd. ("Probe"), which owns the Borden gold project ("Borden") in Canada (note 7(c)). At December 31, 2016, the Company's significant projects include Borden, Cochenour and Coffee in Canada and NuevaUnión (50% interest) in Chile. NuevaUnión was referred to as Project Corridor prior to June 2016.
On January 12, 2017, the Company announced the sale of the Los Filos mine in Mexico, which is expected to close in the first quarter of 2017 (note 8(a)). On June 30, 2015, the Company disposed of its 25.9% equity interest in Tahoe Resources Inc. ("Tahoe") which was previously recognized as investments in an associate (notes 8(b)). The Wharf gold mine ("Wharf") in the United States was disposed of on February 20, 2015 and its results have been presented as discontinued operation for the year ended December 31, 2015 (note 8(c)).

2.	BASIS OF PREPARATION
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), effective as of December 31, 2016. IFRS comprises IFRSs, International Accounting Standards ("IASs"), and interpretations issued by the IFRS Interpretations Committee ("IFRICs") and the former Standing Interpretations Committee ("SICs").

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b)	Currency of presentation

The Company's presentation currency is the United States ("US") dollar. All amounts, with the exception of per share amounts, are expressed in millions of US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

(c)	Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective

GOLDCORP    |  6

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

date of disposition or loss of control. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at December 31, 2016 were as follows:

Direct parent company (mine sites and operating segments) (note 9)	Location	Ownership interest	Mining properties and development projects owned (note 19)
Red Lake Gold Mines Ontario Partnership ("Red Lake")	Canada	100%	Red Lake and Campbell mines, and Cochenour project
Goldcorp Canada Ltd./Goldcorp Inc. ("Porcupine")	Canada	100%	Porcupine mine and Borden project
Goldcorp Canada Ltd./Goldcorp Inc. ("Musselwhite")	Canada	100%	Musselwhite mine
Les Mines Opinaca Ltée ("Éléonore")	Canada	100%	Éléonore mine
Kaminak Gold Corporation ("Kaminak")	Canada	100%	Coffee project
Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. ("Peñasquito")	Mexico	100%	Peñasquito mine and Camino Rojo project
Oroplata S.A. ("Cerro Negro")	Argentina	100%	Cerro Negro mine
Intercompany assets and liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated.
These consolidated financial statements also include the following investments in associates and joint venture that are accounted for using the equity method (note 3(d)):

Associates and joint venture (mine sites and/or operating segments) (notes 7, 9 and 20)	Location	Ownership interest	Classification	Mining properties
Minera Alumbrera Limited ("Alumbrera")	Argentina	37.5%	Associate	Alumbrera mine
Pueblo Viejo Dominicana Corporation ("Pueblo Viejo")	Dominican Republic	40.0%	Associate	Pueblo Viejo mine
NuevaUnión SpA (formerly Corredor SpA)("NuevaUnión")	Chile	50.0%	Joint Venture	El Morro and Relincho deposits ("NuevaUnión" project, formerly "Project Corridor")

(d)	Investments in associates and joint venture

The Company conducts a portion of its business through equity interests in associates and a joint venture.
A joint venture is a joint arrangement whereby the joint venture participants are bound by contractual agreements establishing joint control. Joint control exists when decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement may be a joint operation or a joint venture. A joint arrangement is classified as a joint venture when the investor has rights to the net assets of the joint arrangement. A joint operation is a joint arrangement whereby the investor has rights and obligations to the separate assets and liabilities of the investee, respectively. The Company does not hold interests in joint operations.
An associate is an entity over which the Company has significant influence, and is neither a subsidiary or a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.
The Company accounts for its investments in associates and joint venture using the equity method. Under the equity method, the Company’s investment in an associate or a joint venture is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings and losses of the associate or joint venture, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate or joint venture's reserves, and for impairment losses after the initial recognition date. The total carrying amount of the Company's investments in associates and joint venture also include any long-term debt interests which in substance form part of the Company's net investment. The Company’s share of an associate or joint venture's losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. The Company's share of earnings and losses of associates and joint venture are recognized in net earnings during the period. Dividends and repayment of capital received from an associate or joint venture are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates and joint venture are included in mining interests on the Consolidated Balance Sheets.

GOLDCORP    |  7

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

Unrealized gains and losses between the Company and its associates and joint venture are recognized only to the extent of unrelated investors’ interests in the associates and joint venture. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates and joint venture are not eliminated.

Impairment of investments in associates and joint venture

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal ("FVLCD") and value-in-use ("VIU"). If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

(e)	Non-controlling interests

Non-controlling interests in the Company’s less than wholly-owned subsidiaries are classified as a separate component of equity. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

(f)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

(i)	Has begun planned principal activities;

(ii)	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	Is pursuing a plan to produce outputs; and

(iv)	Will be able to obtain access to customers that will purchase the outputs.
Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities of the acquirer, are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	The consideration transferred in exchange for an interest in the acquiree;

(iii)	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	The resulting goodwill or gain on a bargain purchase.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The excess of: (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the fair value of net assets acquired, is recorded as goodwill.

(g)	Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

(h)	Assets and liabilities held for sale

A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held for sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:

(i)	The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii)	The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:

a.	The appropriate level of management must be committed to a plan to sell the asset or disposal group;

b.	An active program to locate a buyer and complete the plan must have been initiated;

c.	The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

d.	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

e.	Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs to sell ("FVLCTS"). If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

(i)	Foreign currency translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint ventures is the US dollar. Accordingly, foreign currency transactions and balances of the Company’s subsidiaries, associates and joint ventures are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar ("foreign currencies") are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using the average monthly exchange rates, except for depreciation and depletion which is translated at historical exchange rates.

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statements of Earnings (Loss) in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

(j)	Revenue recognition

The Company includes proceeds from the sale of all metals in revenue. The Company’s primary product is gold and other metals produced as part of the extraction process are considered to be by-products arising from the production of gold. Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

The initial sales price of the Company’s concentrate metal sales is determined on a provisional basis at the date of sale. The final sales price is based on the monthly average London Metal Exchange or London Bullion Market Association prices with monthly movements between the provisional and final pricing recognized in revenue. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 120 days. Revenue on provisionally priced sales is recognized based on the estimated fair value of the total consideration receivable. These provisional sales contain an embedded derivative instrument which represents the forward contract for which the provisional sale is subsequently adjusted and is required to be separated from the host contract. Accordingly, the fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.

(k)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. For calculations of diluted earnings per share, the weighted average number of common shares outstanding are adjusted to include the effects of restricted share units and dilutive stock options, whereby proceeds from the potential exercise of dilutive stock options with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original terms of three months or less.

(m)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of weighted average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, copper, lead and zinc, cost is allocated between

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

the joint products on a pro-rata basis. Incremental processing costs directly related to a joint product are allocated to that metal. Stockpiled ore and Ore on leach pads that is expected to take longer than 12 months to recover is presented as a non-current asset.

Ore extracted from the mines is generally stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the weighted average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the Peñasquito and Los Filos mines. Under this method, ore is stacked on leach pads and treated with a cyanide solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests, and removed from heap leach ore inventory as ounces of gold are recovered at the weighted average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at weighted average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value.

The costs of inventories sold during the period are presented as mine operating costs in the Consolidated Statements of Earnings (Loss).

(n)	Mining interests

Mining interests include mining properties, related plant and equipment, and the Company's investments in associates and joint venture (note 3(d)).

Mining properties

Mining properties are comprised of reserves, resources and exploration potential. The value associated with resources and exploration potential is the value beyond proven and probable reserves.

Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within: (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

Recognition

Capitalized costs of mining properties include the following:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisitions;

(ii)	Costs attributed to mining properties acquired in business combinations;

(iii)	Expenditures incurred to develop mining properties;

(iv)	Economically recoverable exploration and evaluation expenditures;

(v)	Borrowing costs incurred that are attributable to qualifying mining properties;

(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 3(r)).

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

Acquisitions:

The cost of acquiring a mining property as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. The purchase consideration of the acquisition of a mining property determined to be an asset acquisition is allocated to the individual assets acquired and liabilities assumed based on their relative fair values. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (stripping costs). Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.

Exploration and evaluation expenditures:

The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves are exploration and evaluation expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

(i)	Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines;

(ii)
Scoping, prefeasibility or feasibility: there is a scoping study, prefeasibility or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

(iii)	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

(iv)
Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

(v)	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

(i)	It is probable that a future economic benefit will flow to the Company;

(ii)	The Company can obtain the benefit and controls access to it;

(iii)	The transaction or event giving rise to the future economic benefit has already occurred; and

(iv)	Costs incurred can be measured reliably.

Borrowing costs:

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (qualifying assets) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use, which in the case of mining properties, is when the mining property reaches commercial production. Capitalization commences on the date that expenditures for the qualifying asset are incurred, borrowing costs are being

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken. All other borrowing costs are expensed in the period in which they are incurred. For funds obtained from general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed that are directly attributable to a qualifying asset, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

Costs incurred during production:

Capitalization of costs incurred ceases when the mining property is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop the ore body in the current production cycle.

During the production phase of a mine, stripping costs incurred that provide access to a component of reserves and resources that will be produced in future periods and that would not have otherwise been accessible are capitalized ("stripping activity asset"). The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, and which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the component of the reserves and resources for which access has been improved.The stripping activity asset is included as part of the carrying amount of the mining property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in mine operating costs in the period in which they are incurred.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. During the year ended December 31, 2016, depletion expense would have increased by $80 million (2015 – $69 million) if resources were excluded from recoverable ounces.

A mine is capable of operating at levels intended by management when:

(i)	Operational commissioning of major mine and plant components is complete;

(ii)	Operating results are being achieved consistently for a period of time;

(iii)	There are indicators that these operating results will be continued; and

(iv)
Other factors are present, including one or more of the following: A significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources annually, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Impairment:

At the end of each reporting period, the Company reviews its mining properties and plant and equipment at the cash-generating unit ("CGU") level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its mine sites, represented by its principal producing mining properties and significant development projects.

The recoverable amount of a mine site is the greater of its FVLCD and VIU. In determining the recoverable amounts of each of the Company’s mine sites, the Company uses the FVLCD as this will generally be greater than or equal to the VIU. When there is no binding sales agreement, FVLCD is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital expenditures. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred income tax balances, net of the mine site reclamation and closure cost provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in net earnings in the period in which they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. Those mine sites which have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depreciation and depletion. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Costs capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Mill and mill components	life of mine
Underground infrastructure	life of mine
Mobile equipment components	3 to 15 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings.

(o)	Goodwill

Goodwill typically arises on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

Upon disposal or abandonment of a mine site, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

(p)	Leases

Contracts which contain the legal form of a lease are classified as either finance or operating leases. Finance leases represent leases that transfer substantially all of the risks and rewards of ownership of the leased asset. They are capitalized at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments and these capitalized costs are depreciated over the shorter of the period of expected use and the lease term. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are included in production costs in the Company's Consolidated Statements of Earnings (Loss) on a straight-line basis over the period of the lease. In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset.

(q)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences between the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred income tax assets and liabilities are recognized for the tax effects of these differences. Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes and current income taxes are included in deferred income tax expense/recovery and current income tax expense/recovery, respectively in the Consolidated Statements of Earnings (Loss).

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

(r)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.
Constructive obligations are obligations that derive from the Company’s actions where:

(i)
By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted or reversed to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision is accreted during the period to reflect the passage of time. This accretion expense is included in finance costs in the Consolidated Statements of Earnings (Loss).

Reclamation and closure cost obligations

The Company records a provision for the estimated future costs of reclamation and closure of operating, closed and inactive mines and development projects when environmental disturbance occurs or a constructive obligation arises. Future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. These estimates of future costs are discounted to net present value using the risk-free interest rate applicable to the future cash outflows. The provision for the Company’s reclamation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statements of Earnings (Loss). The provision for reclamation and closure cost obligations is remeasured at the end of each reporting period for changes in estimates or circumstances. Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations which may arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs are reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statements of Earnings (Loss). Reclamation and closure cost obligations related to inactive and closed mines are included in production costs in the Consolidated Statements of Earnings (Loss) on initial recognition and subsequently when remeasured.

(s)	Financial instruments

Measurement – initial recognition

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss ("FVTPL"). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classified as at FVTPL:

Financial assets and liabilities classified as at FVTPL are measured at fair value with changes in fair values recognized in net earnings. Financial assets and liabilities are classified as at FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition.

A contract to buy or sell non-financial items that can be settled net in cash, which include non-financial items that are readily convertible to cash, that has not been entered into and held for the purpose of receipt or delivery of non-financial items in accordance with the Company's expected purchase, sale or use meets the definition of a non-financial derivative. Derivatives are classified as either hedges of highly probable forecasted transactions ("cash flow hedges") or non-hedge derivatives.

Derivative instruments designated as cash flow hedges:

On initial designation of the derivative as a cash flow hedge, the Company documents the relationship between the hedging instrument and hedged item and assesses the effectiveness of the hedging instrument in offsetting the changes in the cash flows attributable to the hedged risk and whether the forecast transaction is highly probable. Subsequent assessment will be performed on an ongoing

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

basis to determine that the hedging instruments have been highly effective throughout the reporting periods for which they were designated. The changes in the fair value of derivatives that are designated and determined to be effective in offsetting forecasted cash flows is recognized in other comprehensive income (loss) ("OCI"). The gain or loss relating to the ineffective portion is recognized immediately as Gain (loss) on derivatives, net, in the Consolidated Statements of Earnings (Loss).

When the forecasted transaction impacts earnings, the cumulative gains or losses that were recorded in Accumulated other comprehensive income (loss) ("AOCI") are reclassified to earnings in the same period or periods during which the hedged transaction has occurred. When the forecasted transaction that is hedged results in the recognition of a non-financial asset, the cumulative gains or losses that were recorded in AOCI are reclassified and included in the carrying amount of the asset.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in AOCI at that time remains in AOCI and is recognized in the Consolidated Statements of Earnings (Loss) when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in AOCI is immediately transferred to the Consolidated Statements of Earnings (Loss).

Non-hedge derivatives

Derivative instruments that do not qualify as cash flow hedges are recorded at fair value with changes in fair value recognized in net earnings.

Classified as available-for-sale:

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s investments in marketable securities and equity securities are classified as available-for-sale and are measured at fair value with mark-to-market gains and losses recognized in OCI and accumulated in the investment revaluation reserve within equity until the financial assets are derecognized or there is objective evidence that the financial assets are impaired. When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period.

Loans and receivables, held-to-maturity investments, and other financial liabilities:

Financial assets classified as loans and receivables, held-to-maturity investments, and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively.

When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's effective interest rate at initial recognition.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reliably estimated.

(t)	Share-based payments

The fair value of the estimated number of stock options and restricted share units ("RSUs") awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of Earnings (Loss) over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

date of grant. Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

Performance share units ("PSUs") and phantom restricted units ("PRUs") are settled in cash. The fair value of the estimated number of PSUs and PRUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of Earnings (Loss) over the vesting period, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs and PRUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of the PSUs are estimated using a binomial model to determine the expected market value of the underlying Goldcorp shares on settlement date, multiplied by the expected target settlement percentage. The fair value of PRUs is the market value of the underlying shares as of the date of valuation.

4.	CHANGES IN ACCOUNTING STANDARDS
Application of new and revised accounting standards:
The Company has applied the amendments to IFRSs included in the Annual Improvements to IFRSs 2012-2014 Cycle which were effective for annual periods beginning on or after January 1, 2016. The amendments did not have an impact on the Company's consolidated financial statements.The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
Changes in accounting standards not yet effective:

Revenue recognition
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply IFRS 15 at the date it becomes effective.
The Company is currently evaluating the potential impact of applying IFRS 15, primarily analyzing its doré and concentrate sale agreements. The Company does not anticipate any changes in the gross amounts of revenue recognized but the timing of revenue recognized may differ under the new standard if the timing of transfer of control to customers is deferred and/or if there are additional performance obligations which are currently not recognized separately, such as shipping and insurance services arranged by the Company on behalf of its customers.
Financial instruments
In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply IFRS 9 at the date it becomes effective.
The following summarizes the expected impact of IFRS 9 upon adoption:

•
The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value with changes in fair value recognized in other comprehensive income which will not be subsequently transferred into earnings (loss).  If the Company does not make this election, changes in fair value of the equity securities will be recognized in earnings (loss).

•
The introduction of the new "expected credit loss" impairment model is not expected to have an impact on the Company, given the Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings, the negligible historical level of customer default, and the short term nature of the Company's receivables.

•
The reformed approach to hedge accounting is not expected to have a significant impact on the Company. Under the current standard, companies can elect to record basis adjustments against the carrying amount of the non-financial asset or in earnings at the same time the non-financial item affects earnings. Under IFRS 9, it is mandatory to record the basis adjustments against the carrying amount of the non-financial asset. As the Company's current policy aligns with the new requirement, this change has no impact on the Company.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

Additionally, supplementary documentation and on-going assessment of hedge effectiveness may be required under the new standard. However, these requirements are not expected to have a material impact on the hedging arrangements of the Company.
Leases
In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company plans to apply IFRS 16 at the date it becomes effective.
Upon the adoption of IFRS 16, the Company anticipates to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in general and administrative costs and/or production costs is expected. Lastly, the Company expects a reduction in operating cash outflows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

5.	CRITICAL JUDGEMENTS IN APPLYING ACCOUNTING POLICIES
The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 6), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors (note 3(n)) in determining when a mining property is capable of operating at levels intended by management.

The Company determined that the Cerro Negro and Éléonore mines were capable of operating at levels intended by management effective January 1, 2015 and April 1, 2015, respectively.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria (note 3(n)) in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries and investments in associate, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Asset held for sale and discontinued operation

The Company applies judgement to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2016,

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

the Company concluded that the assets and liabilities of Los Filos met the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and FVLCD, being its carrying amount. A reversal of impairment loss of $59 million was recorded for Los Filos during the year ended December 31, 2016 (note 21) to increase its carrying amount to its recoverable amount. The assets of Los Filos will cease to be depreciated while they are classified as held for sale.

The Company also applies judgement to determine whether a component of the Company that either has been disposed of or is classified as held for sale meets the criteria of a discontinued operation. The key area that involves management judgement in this determination is whether the component represents a separate major line of business or geographical area of operation. Given that the Company will continue to operate in Mexico after the disposal of Los Filos, Los Filos is not considered to be a separate major line of business or geographical area of operation, thus it is not considered to be a discontinued operation. Wharf, being the Company's sole mining operation in the United States at the time of its classification to asset held for sale, was considered to be a major geographical area of operation. Therefore, Wharf met the criteria for discontinued operation and its results have been presented as net earnings and cash flows from discontinued operation for the year ended December 31, 2015.

(e)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisitions of Kaminak and Probe on July 19, 2016 and March 13, 2015, respectively, did not meet the criteria of a business combination and the transactions have been accounted for as acquisitions of assets (notes 7(a) and 7(c)).

(f)	Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns, including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration and termination of key management personnel; and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Changes to the Company's access to those rights and obligations may change the classification of that joint arrangement. Based on assessment of the relevant facts and circumstances, primarily, the requirement for unanimous agreement on management decisions relating to the development and operation of the arrangement, the Company concluded that NuevaUnión met the criteria to be classified as a joint venture (note 7(b)).

(g)	Impairment and impairment reversal indicators

The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired or reversal of impairment is needed. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. The primary external factors considered are changes in spot and forecast metal prices, changes in laws and regulations and the Company's market capitalization relative to its net asset carrying amount. Primary internal factors considered are the Company's current mine performance against expectations, movements in reserve and resources, life of mine plans and exploration results as primary indicators.

Management concluded that there were no impairment or impairment reversal indicators as of December 31, 2016 other than for the Los Filos and Marlin mines (note 21). As at December 31, 2015, management concluded that market capitalization deficiency constituted an indicator of impairment for all CGUs.

(h)	Income taxes

The Company’s operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these

GOLDCORP    |  20

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

(i)	Contingencies
Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur.  Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses results from other events and developments.  The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY
The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment and reversal of impairment loss of mining interests and goodwill

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal prices, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, future capital expenditures, discount rates and exchange rates.

Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s mining interests and goodwill is a key assumption in determining their recoverable amounts. The ability to maintain existing or obtain necessary mining concessions, surface rights title, and water concessions is integral to the access of the reserves, resources and exploration potential. A mining concession gives its holder the right to carry out mining activities in the area covered by that concession and take ownership of any minerals found, but it does not always grant surface access rights. In some jurisdictions surface access rights must be separately negotiated with the owner of the surface lands and in the event of a dispute or failed negotiations, administrative legal process may be available. In other jurisdictions, surface access rights may be granted along with mining rights. Water concessions provide its holder the right to specified levels of water usage and are granted based on water availability in the source area.

Significant changes in metal price forecasts, estimated future costs of production, capital expenditures, the amount of recoverable reserves, resources, and exploration potential, and/or the impact of changes in current economic conditions may result in a write-down or reversal of impairment of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2016, the Company recognized a net impairment reversal of $49 million (2015 – impairment expense of $4,906 million) in respect of the carrying amounts of certain mining interests (note 21). The $4,906 million of impairment expense recognized during the year ended December 31, 2015 included $479 million and $917 million of impairment charges for goodwill and investments in associates and joint venture, respectively.

At December 31, 2016, the carrying amounts of the Company’s mining interests and goodwill were $19,572 million and $nil, respectively (December 31, 2015 – $19,469 million and $nil, respectively) (notes 19 and 20).

(b)	Heap leach ore inventories and mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Earnings (Loss), the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of

GOLDCORP    |  21

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

future periods and carrying amounts of inventories. At December 31, 2016, the carrying amounts of heap leach ore inventories amounted to $12 million (December 31, 2015 – $260 million) (note 17), excluding heap leach ore inventories of $235 million classified to asset held for sale related to the Los Filos divestiture (note 8(a)).

(c)	Inventory net realizable value

In determining the net realizable value of heap leach ore and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the inventories into saleable form. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the amount of recoverable ounces, and a delay in timing of processing can result in a write down of the carrying amounts of the Company’s work-in-process, heap leach ore and stockpiled ore inventory. During the year ended December 31, 2016, the Company recorded a write down of $11 million, as a result of the carrying amount of certain inventory exceeding net realizable value (2015 – $206 million) (note 17). Of the $11 million (2015 – $206 million) of write down, $10 million and $1 million (2015 – $158 million and $48 million) was recorded as Production costs and Depreciation and depletion in the Consolidated Statements of Earnings (Loss), respectively.

(d)	Depreciation and depletion

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in changes to future depletion rates.

For plants and equipment not depleted based on recoverable ounces, they are depleted on a straight-line basis. Changes to estimates of the useful life and residual value may be impacted by the Company's mine plans and rate of usage on these equipment.

(e)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2016, the carrying amount of stripping costs capitalized and included in mining properties was $205 million (December 31, 2015 – $179 million).

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities (note 14). In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements and the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2016, the Company’s total provision for reclamation and closure cost obligations was $622 million

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(December 31, 2015 – $702 million). The undiscounted value of these obligations was $1,786 million (December 31, 2015 – $1,914 million) (note 26).

For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive and closed mines and development projects. For those sites with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2016, the Company applied a 20-year risk-free rate of 2.94% (2015 – 2.67%) to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.0% (2015 – 5.0%) risk-free rate was applied, which resulted in a weighted average discount rate of 4.1% (2015 – 4.1%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(h)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur (note 31).

7.	ACQUISITION OF MINING INTERESTS
During the years ended December 31, 2016 and 2015, the Company acquired the following mining interests:

(a)	Kaminak

On July 19, 2016, the Company completed the acquisition of 100% of the issued and outstanding common shares of Kaminak by way of a plan of arrangement (the "Arrangement") for total consideration of $406 million based on the closing price of the Company's common shares on the date of acquisition, including transaction costs of $6 million. Pursuant to the Arrangement, each common share of Kaminak was exchanged for 0.10896 of a common share of the Company. Kaminak's principal asset is the 100% owned Coffee project, a hydrothermal gold deposit located approximately 130 kilometres south of the City of Dawson, Yukon. Coffee is a high-grade, open pit, heap leach mining project.
The Company concluded that the acquired assets and assumed liabilities did not constitute a business and accordingly the transaction was accounted for as an asset acquisition. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $386 million allocated to mining interests and the remaining $20 million allocated to deferred income tax asset ($9 million) and working capital items ($11 million). The assets acquired and liabilities assumed have been assigned to and included in the Other reportable operating segment.

(b)	NuevaUnión (formerly Project Corridor)

(i)    Purchase of New Gold's 30% interest in El Morro
On November 24, 2015, the Company completed the acquisition of New Gold's 30% interest in the El Morro project in Chile, increasing the Company's interest in El Morro to 100%. The Company agreed to pay cash consideration of $79 million and entered into a 4% gold stream arrangement on future gold production from El Morro with New Gold. Under the terms of the gold stream agreement, New Gold will make ongoing payments of $400 per ounce of gold delivered under the contract, subject to a 1% per annum adjustment (compounded annually, commencing on the first anniversary of the agreement), once 217,000 ounces have been delivered.
During the year ended December 31, 2015, the Company recognized a $63 million liability in Other Non-current liabilities in the Company's Consolidated Balance Sheet in respect of the 4% gold stream payable. The fair value of the gold stream liability represented the discounted future cash flows of the gold stream arising from the difference between the estimated long-term future gold price and the contractually fixed price per ounce, multiplied by the expected number of ounces to be delivered to New Gold. On February 7, 2017, the Company entered into a binding agreement with New Gold pursuant to which it has agreed to purchase the 4% gold stream for cash consideration of $65 million. The transaction is expected to close in the first quarter of 2017.

GOLDCORP    |  23

First Quarter Report – 2016
(In millions of United States dollars, except where noted)

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. As a result of the acquisition of New Gold's 30% interest in El Morro, a credit of $74 million was recognized directly in Deficit, representing the difference between the consideration of $142 million (comprising cash consideration of $79 million and the fair value of the 4% gold stream of $63 million) and the $216 million carrying value of New Gold's 30% non-controlling interest which was derecognized on November 24, 2015.
Concurrent with the acquisition of New Gold's 30% interest in El Morro, the Company settled a royalty obligation payable to New Gold and during the year ended December 31, 2015, recognized an $11 million expense (representing the fair value of the royalty at November 24, 2015) in Other expense in the Company's Consolidated Statement of Earnings (Loss).

(ii)    Formation of NuevaUnión
On November 24, 2015, and in conjunction with the acquisition of New Gold's 30% interest in El Morro, Goldcorp and Teck entered into a joint venture agreement to combine their respective 100% owned El Morro and Relincho deposits, located approximately 40 kilometres apart in the Huasco Province in Chile, into a single project (NuevaUnión) in exchange for a 50% interest in the NuevaUnión joint venture. The resultant joint arrangement has been classified as a joint venture (note 20). NuevaUnión is expected to provide a number of benefits to the El Morro and Relincho deposits, including reduced environmental footprint, lower cost and improved capital efficiency, an optimized mine plan and enhanced community benefits and community engagement. The Company recognized the acquisition cost of the Company's 50% interest in NuevaUnión as 50% of the total fair value of NuevaUnión at November 24, 2015.

Fair value of 50% interest in NuevaUnión	$870
Carrying value of El Morro's net assets contributed to NuevaUnión:
Mining interests	1,501
Other assets	13
Accounts payable and accrued liabilities	(3)
Deferred income taxes	(441)
1,070
Net loss on contribution to a joint venture (1)	$(200)

(1)
The Company concluded that the formation of NuevaUnión resulted in a loss of control of a subsidiary. As a result, the $200 million difference between the $870 million fair value of the Company's 50% shareholdings in NuevaUnión and the $1,070 million carrying value of the El Morro assets on November 24, 2015 has been classified as impairment expense in the Company's Consolidated Statement of Earnings (Loss) (note 21).

(c)	Probe

On March 13, 2015, the Company completed the acquisition of Probe pursuant to a plan of arrangement. Probe's principal asset is the 100% owned Borden project, located 160 kilometres west of the Company's Porcupine mine. The Borden project is expected to provide a new source of production for Porcupine thereby leveraging existing investments made in people, infrastructure and stakeholder partnerships. The total consideration of $343 million included $250 million of 13.3 million of Goldcorp common shares issued, $57 million of acquiring an interest in Probe prior to closing, $12 million of cash paid, $20 million of stock options and warrants issued and $4 million of transaction costs. The Company concluded that the acquired assets and assumed liabilities did not constitute a business and accordingly the acquisition was accounted for as an asset acquisition. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $340 million allocated to mining interests and the remaining $3 million allocated to deferred income tax asset.
Immediately prior to the arrangement taking effect, Probe shareholders, including the Company, received an interest in a new publicly traded exploration company, Probe Metals Inc. ("Probe Metals"), to which Probe had transferred certain exploration assets as part of the arrangement. Probe Metals was capitalized with C$15 million ($12 million) in cash contributed by Goldcorp which has been included in the total consideration paid for the acquisition of Probe.
The assets acquired and liabilities assumed have been assigned to and included in the Porcupine reportable operating segment.

24 | GOLDCORP

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

8.	DIVESTITURES

(a)	Los Filos

On January 12, 2017, the Company announced that it entered into a share purchase agreement with Leagold Mining Corporation ("Leagold") to sell the Los Filos mine in Mexico for total consideration of approximately $438 million, consisting of $279 million of cash, $71 million of Leagold common shares and retention of certain tax receivables of $88 million. The transaction is expected to close in the first quarter of 2017. At December 31, 2016, the sale was considered highly probable; therefore, the assets and liabilities of Los Filos mine were classified as asset and liabilities held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to asset and liabilities as held for sale, the carrying amount of Los Filos was remeasured to its recoverable amount, being its FVLCD, based on the expected proceeds from the sale. As a result, the Company has recorded a reversal of impairment loss in relation to the Los Filos assets of $59 million based on the recoverable amount implied by the share purchase agreement.

The components of assets and liabilities held for sale relating to Los Filos are as follows:

At December 31 2016
Assets
Current assets
Cash and cash equivalent	$20
Inventories and heap leach ore	136
Sales and indirect taxes recoverable	90
Other	11
257
Inventories and heap leach ore	124
Mining interests	167
Total assets held for sale	$548
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$32
Income taxes payable	11
Other	9
52
Deferred tax liabilities	14
Provisions	47
Other	5
Total liabilities relating to assets held for sale	$118
Net assets held for sale	$430

Los Filos is presented in the Other mines reportable operating segment (note 9).

(b)	Tahoe

On June 30, 2015, the Company completed a secondary offering representing the Company's 25.9% interest in Tahoe Resources Inc. ("Tahoe") to a syndicate of underwriters for gross cash proceeds of C$998 million ($800 million) and recognized a gain on disposition of $299 million, net of transaction costs of $32 million ($266 million, net of tax). The Company's share of Tahoe's net earnings to date of disposition were included in the Company's consolidated results for the year ended December 31, 2015.
Prior to the completion of the secondary offering, the Company's interest in Tahoe was diluted to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto Mining Ltd for total consideration of $874 million, which included the issuance of 76 million common shares. The Company recorded a dilution gain of $99 million ($95 million, net of tax) in the Consolidated Statement of Earnings (Loss).

(c)	Wharf
On February 20, 2015, the Company completed the sale of Wharf gold mine to Coeur Mining, Inc. for total consideration of $99 million in cash, including closing adjustments. The Company recognized a gain on disposition of $43 million, net of tax, calculated as follows:

GOLDCORP    |  25

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

Cash proceeds, net of transaction costs of $1 million	$98
Net assets sold and derecognized:
Inventories	19
Other current assets	3
Mining interests	52
Other non-current assets	2
Accounts payable and accrued liabilities	(5)
Provisions	(34)
Other non-current liabilities	(4)
33
Gain on disposition	65
Income tax expense on disposition	(22)
Net gain on disposition	$43

The results of Wharf have been presented as net earnings and cash flows from discontinued operation for the year ended December 31, 2015. The components of net earnings from discontinued operation included in these consolidated financial statements for the year ended December 31, 2015 relating to Wharf, which was disposed of on February 20, 2015 as follows:

2015
Revenues	$19
Production costs	(15)
Earnings from mine operation	4
Other expenses	(1)
Earnings from discontinued operation	3
Net gain on disposition of discontinued operation	43
Net earnings from discontinued operation	$46
Net earnings per share from discontinued operation
Basic	$0.05
Diluted	0.05
The net cash flows from Wharf have been included as part of net cash flows from discontinued operation for the year ended December 31, 2015 as follows:

2015
Net cash provided by operating activities	$7
Net cash provided by investing activities	97

9.	SEGMENT INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual mine site as operating segments for financial reporting purposes except as noted below.
Effective January 1, 2016, the Company's CODM reviews the results of its mines that have short mine lives and are headed for closure together as one operating segment. Accordingly, the Company grouped Los Filos (note 8(a)) and Marlin into one operating segment, Other mines. On the same basis, the Company presented its 37.5% interest in Alumbrera in the Other associate operating segment due to its short mine life. Effective July 1, 2016, NuevaUnión and the comparative results for the year ended December 31, 2015 of El Morro were presented in Other. The segment information for the year ended December 31, 2015 has been adjusted to reflect the Company's reportable operating segments for the year ended December 31, 2016.
The Company’s 100% interests in the Cochenour and Borden projects in Canada and the Camino Rojo project in Mexico are included in the Red Lake, Porcupine and Peñasquito reportable operating segments, respectively. The Company's 50% interest in the NuevaUnión project in Chile and 100% interest in the Coffee project in Canada are included in Other.

GOLDCORP    |  26

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders.
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Revenues (a)(b)	Depreciation and depletion	Earnings (loss) from operations, associates and joint venture (b)(c)(g)	Expenditures on mining interests (d)

Years Ended December 31	2016	2015	2016	2015	2016	2015	2016	2015
Red Lake	$388	$427	$123	$123	$64	$(1,132)	$100	$170
Porcupine	343	315	63	50	123	(1)	62	97
Musselwhite	321	311	59	63	118	92	37	38
Éléonore	346	259	146	137	(43)	(476)	94	267
Peñasquito	1,044	1,646	243	391	99	(821)	230	200
Cerro Negro	532	790	217	348	52	(23)	97	247
Pueblo Viejo (e)	607	542	35	120	387	(429)	40	41
Wharf (note 8(c))	—	19	—	—	—	3	—	1
Other mines (note 8(a))	536	627	147	355	14	(1,299)	26	110
Other associate (e)	257	188	15	29	58	(146)	1	18
Other (e)(f) (notes 7(a) and (b))	—	—	26	26	(229)	(477)	52	47
Attributable segment total	4,374	5,124	1,074	1,642	643	(4,709)	739	1,236
Excluding attributable amounts from associates and joint venture (e)	(864)	(730)	(50)	(149)	(274)	(151)	(43)	(57)
Excluding discontinued operation (note 8(c))	—	(19)	—	—	—	(3)	—	(1)
Consolidated total for continuing operations	$3,510	$4,375	$1,024	$1,493	$369	$(4,863)	$696	$1,178

At December 31, 2016	Assets	Liabilities	Net Assets
Red Lake	$2,526	$342	$2,184
Porcupine	1,028	260	768
Musselwhite	774	153	621
Éléonore	2,759	356	2,403
Peñasquito	8,011	3,033	4,978
Cerro Negro	3,536	738	2,798
Pueblo Viejo (e)	1,123	—	1,123
Other mines	611	245	366
Other (e)(f) (note 7(a))	1,129	2,955	(1,826)
Total	$21,497	$8,082	$13,415

GOLDCORP    |  27

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

At December 31, 2015	Assets	Liabilities	Net Assets
Red Lake	$2,538	$371	$2,167
Porcupine	969	295	674
Musselwhite	672	165	507
Éléonore	2,842	435	2,407
Peñasquito	7,918	2,988	4,930
Cerro Negro	3,694	994	2,700
Pueblo Viejo (e)	967	—	967
Other mines	734	232	502
Other (e)(f)	1,094	3,100	(2,006)
Total	$21,428	$8,580	$12,848

(a)
The Company’s consolidated revenues from continuing operations (excluding attributable share of revenues from the Company's associates and joint venture) for the years ended December 31 were derived from the following:

	2016		2015
Gold	$2,861	81%	$3,502	80%
Silver	384	11%	541	13%
Zinc	200	6%	230	5%
Lead	62	2%	100	2%
Copper	3	—%	2	—%
	$3,510	100%	$4,375	100%
The following reportable operating segments (including the Company's associates and joint venture) supplemented their gold revenues with the sale of other metals. All other operating segments principally derived their revenues from gold sales.

Years Ended December 31		Peñasquito	Cerro Negro	Pueblo Viejo	Other mines	Other associate
Gold	2016	$552	$477	$582	$437	$119
	2015	$1,007	$674	$523	$512	$82
Silver	2016	227	55	24	99	4
	2015	307	116	19	115	3
Zinc	2016	200	—	—	—	—
	2015	230	—	—	—	—
Lead	2016	62	—	—	—	—
	2015	100	—	—	—	—
Copper	2016	3	—	1	—	130
	2015	2	—	—	—	101
Molybdenum	2016	—	—	—	—	4
	2015	—	—	—	—	2
Total	2016	$1,044	$532	$607	$536	$257
	2015	$1,646	$790	$542	$627	$188

(b)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the year ended December 31, 2016, intersegment purchases included $582 million and $24 million, respectively, of gold and silver ounces purchased from Pueblo Viejo (2015 – $523 million and $19 million, respectively) and revenues related to the sale of these ounces to external third parties were $582 million and $24 million, respectively (2015 – $523 million and $19 million, respectively).

GOLDCORP    |  28

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(c)
A reconciliation of attributable segment total earnings (loss) from operations, associates and joint venture to the Company's earnings (loss) from continuing operations before taxes per the Consolidated Statements of Earnings (Loss) is as follows:

	2016	2015
Attributable segment total earnings (loss) from operations, associates and joint venture	$643	$(4,709)
Adjustment to account for Pueblo Viejo, NuevaUnión and Alumbrera on an equity method basis	(274)	(151)
Excluding earnings from discontinued operation	—	(3)
Gain (loss) on derivatives, net (i)	3	(54)
Gain on dilution of ownership interest in associate (i)	—	99
Gain on dispositions of mining interests, net of transaction costs (i)	—	315
Finance costs (i)	(137)	(135)
Other expenses, net (i)	(13)	(50)
Earnings (loss) from continuing operations before taxes	$222	$(4,688)

(i)
Arose from corporate activities that would primarily be allocated to the Other segment except for $27 million of finance costs incurred during the year ended December 31, 2016, which would be allocated to the Peñasquito segment (2015 – $68 million to Cerro Negro segment). In addition, during the year ended December 31, 2016, the Company recognized a net foreign exchange loss of $68 million which would primarily be allocated to the Peñasquito and Cerro Negro segments (2015 – $52 million to Peñasquito, Cerro Negro and Other mines segments).

(d)
Segmented expenditures on mining interests are presented on a cash basis. The amounts include deposits on mining interests and exclude reclamation expenditures and interest paid relating to capitalized borrowing costs.

(e)
The attributable segment information relating to Pueblo Viejo, NuevaUnión and Alumbrera, as reviewed by the CODM, is based on the Company's proportionate share of profits and expenditures on mining interests. However, as required by IFRS, the Company's investments in Pueblo Viejo, NuevaUnión and Alumbrera are accounted for in these consolidated financial statements using the equity method (note 20). Alumbrera and NuevaUnión are presented in the Other associate operating segment and Other, respectively.

(f)
Included in Other for the year ended December 31, 2016 were $22 million (2015 – $nil) in restructuring costs (note 11). Included in Other for the year ended December 31, 2015 was the Company's share of net earnings of Tahoe in the amount $8 million. The Company disposed of its 25.9% interest in Tahoe, which was accounted for using the equity method, on June 30, 2015 (note 8(b)).

Other assets include the Coffee and NuevaUnión projects, corporate assets, the Company's closed and inactive mines and certain exploration properties in Mexico. Other liabilities include the Company's $1.0 billion notes, $1.5 billion notes, asset retirement obligations at the Company's closed and inactive mines and certain income taxes payable.

(g)
Earnings (loss) from operations, associates and joint venture includes $49 million of net impairment reversal recognized in respect of the Company's mining interests (2015 – impairment expense of $4,906 million) (note 21).

10.	PRODUCTION COSTS

Years ended December 31	2016	2015
Raw materials and consumables	$937	$998
Salaries and employee benefits (a)	500	582
Contractors	408	486
Royalties (note 19(j))	69	93
Severance costs related to mine operation (b)	13	—
Write down of inventories to net realizable value (notes 17(b) and (d))	10	158
Revision of reclamation and closure cost provision	(17)	(39)
Change in inventories (note17(a))	(5)	114
Other	151	188
	$2,066	$2,580

GOLDCORP    |  29

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(a)
Salaries and employee benefits exclude $69 million of salaries and employee benefits included in corporate administration in the Consolidated Statements of Earnings (Loss) for the year ended December 31, 2016 (2015 – $79 million). Salaries and employee benefits also exclude $28 million (2015 – $nil) of costs related to severance costs incurred at mine sites which are presented separately as restructuring costs in the Consolidated Statements of Earnings (Loss) (note 11).

(b)	Severance costs relate to the workforce reduction at Marlin as the mine is expected to cease operations near the end of the first quarter of 2017.

11.	RESTRUCTURING COSTS
During the year ended December 31, 2016, the Company incurred $50 million (2015 – $nil) in restructuring costs, $4 million (2015 – $nil)of which related to the accelerated vesting of share based compensation. The restructuring costs relate primarily to severance costs associated with involuntary and voluntary workforce reduction initiatives to improve efficiencies at mine sites and corporate offices. During the year ended December 31, 2016, $34 million (2015 – $nil) of the amount was settled with the remainder of the amount expected to be paid in the next 12 months. At December 31, 2016, $16 million (December 31, 2015 – $nil) was included in accrued liabilities.

12.	FINANCE COSTS

Years ended December 31	2016	2015
Interest expense	$103	$106
Finance fees	10	5
Accretion of reclamation and closure cost obligations (note 26(a))	24	24
	$137	$135

13.	OTHER EXPENSES, NET

Years ended December 31	2016	2015
Foreign exchange loss	$68	$52
Finance income	(49)	(39)
(Gains) losses on sale of investments	(23)	8
Other	17	29
	$13	$50

GOLDCORP    |  30

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

14.	INCOME TAXES

Years ended December 31	2016	2015
Current income tax expense	$125	$306
Deferred income tax recovery	(65)	(791)
Income tax expense (recovery)	$60	$(485)
Income tax expense (recovery) differs from the amount that would result from applying the Canadian federal and provincial income tax rates to loss from continuing operations before taxes. These differences result from the following items:

Years ended December 31	2016	2015
Earnings (loss) from continuing operations before taxes	$222	$(4,688)
Canadian federal and provincial income tax rates	25%	25%
Income tax expense (recovery) based on Canadian federal and provincial income tax rates	56	(1,172)
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities	189	501
Non-deductible expenditures	42	38
Planned realization on assets held for sale	29	—
Mexican mining royalty	22	26
Provincial mining taxes and resource allowance	16	14
Provincial mining taxes deduction	(3)	(2)
Impact of Mexican inflation on tax values	(14)	(11)
Non-taxable portion of net earnings from associates	(43)	—
Changes in recognition of tax attributes	(47)	146
Effects of different foreign statutory tax rates on earnings of subsidiaries	(58)	(73)
Other impacts of foreign exchange	(128)	(88)
Impact of elimination of Ontario resource tax credit (1)	—	(11)
Non-taxable portion of gain on dilution of ownership in Tahoe and gain on disposition of Tahoe shares	—	(63)
Impact of impairment on mining interests	—	96
Non-deductible impairment charges to goodwill	—	120
Other	(1)	(6)
	$60	$(485)

(1)
In the 2015 Ontario Budget, the Ontario resource tax credit was eliminated effective April 23, 2015. The resource allowance is no longer deductible and mining taxes are deductible. Certain transitional provisions allow a deduction for previously earned resource tax credits.

GOLDCORP    |  31

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

The significant components of deferred income tax assets and liabilities were as follows:

	At December 31 2016	At December 31 2015
Deferred income tax assets (a)
Unused non-capital losses	$359	$297
Investment tax credits	86	79
Deductible temporary differences relating to:
Reclamation and closure cost obligations	147	194
Other	166	166
	758	736
Deferred income tax liabilities
Taxable temporary differences relating to:
Mining interests	(4,255)	(4,301)
Other	(112)	(134)
	(4,367)	(4,435)
Deferred income tax liabilities, net	$(3,609)	$(3,699)

Balance sheet presentation
Deferred income taxes assets	$49	$50
Deferred income taxes liabilities	(3,658)	(3,749)
Deferred income tax liabilities, net	$(3,609)	$(3,699)
The following table summarizes the amount of deferred tax assets resulted from taxable losses from operations and their related jurisdictions:

	At December 31 2016	At December 31 2015
Canada	$129	$96
Mexico	25	17
Argentina	199	179
Chile	5	5
Other	1	—
	$359	$297

(a)
The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. The Company is expected to recover $43 million (2015 – $46 million) of the total deferred tax assets recognized through future taxable earnings. Deferred tax assets that have not been recognized were as follows:

	At December 31 2016	At December 31 2015
Unused non-capital losses	$78	$121
Deductible temporary differences relating to:
Mining interests	17	52
Unrealized capital losses	63	79
Other	31	23
	$189	$275

GOLDCORP    |  32

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

15.	PER SHARE INFORMATION

(a)	Net earnings (loss) per share
Net earnings (loss) per share from continuing operations and net earnings (loss) per share for the years ended December 31 were calculated based on the following:

	2016	2015
Basic and diluted net earnings (loss) from continuing operations	$162	$(4,203)
Basic and diluted net earnings (loss)	$162	$(4,157)
The weighted average number of shares used in the calculation of net earnings (loss) per share from continuing operations and net earnings (loss) per share for the years ended December 31 were based on the following:

(in millions)	2016	2015
Basic weighted average number of shares outstanding	842	827
Effect of dilutive stock options and restricted share units	3	—
Diluted weighted average number of shares outstanding	845	827
The outstanding equity instruments that could potentially dilute basic earnings per share in the future, but were not included because they were anti-dilutive in the calculation of diluted net earnings (loss) per share from continuing operations and diluted net earnings (loss) per share for the years ended December 31 were as follows:

(in millions)	2016	2015
Stock options	11	15
Restricted share units	—	3
Total	11	18

(b)	Dividends declared
On February 25, 2016, the Company announced a quarterly dividend of $0.02 per share, effective April 1, 2016, with the first payment in June 2016. During the year ended December 31, 2016, the Company declared dividends of $0.12 per share for total dividends of $102 million (2015 – $0.45 per share for dividends of $370 million).
On May 11, 2016, the Company announced that it implemented a Dividend Reinvestment Plan ("DRIP") which allows shareholders the opportunity to increase their investment in Goldcorp without additional transaction costs by receiving dividend payments in the form of common shares of the Company. The DRIP allows shareholders to reinvest their cash dividends into additional common shares issued from treasury at a 3% discount to the average market price calculated at the time of dividend payment. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. During the year ended December 31, 2016, the Company issued $5 million (2015 – $nil) in common shares under the DRIP.

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	At December 31 2016	At December 31 2015
Cash and cash equivalents are comprised of:
Cash	$146	$290
Short-term money market investments	11	36
	$157	$326

GOLDCORP    |  33

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

Years ended December 31	2016	2015
Change in working capital
Accounts receivable	$(28)	$120
Inventories	18	74
Sales and indirect taxes recoverable	(54)	(145)
Accounts payable and accrued liabilities	(128)	(53)
Income taxes receivable and payable	20	223
Other	46	(61)
	$(126)	$158

Years ended December 31	2016	2015
Operating activities include the following cash received (paid):
Interest received	$76	$38
Interest paid	(98)	(97)
Income taxes refunded	17	84
Income taxes paid	(134)	(101)
Investing activities of continuing operations include the following cash received:
Proceeds from dispositions of mining interests, net of transaction costs
Tahoe (note 8(b))	$—	$768
Other	—	20
	$—	$788
Net proceeds (purchases) of short term investments and available-for-sale securities
Purchases of short term investments	$(49)	$(61)
Proceeds from maturity of short term investments	63	56
Purchases of available-for-sale securities	(31)	(22)
Proceeds from sale of available-for-sale securities	54	1
	$37	$(26)

17.	INVENTORIES

	At December 31 2016	At December 31 2015
Supplies	$230	$281
Finished goods	76	90
Work-in-process	45	51
Stockpiled ore	35	42
Heap leach ore	12	260
	398	724
Less: non-current heap leach and stockpiled ore	(28)	(255)
	$370	$469

(a)
The costs of inventories recognized as expense for the year ended December 31, 2016 amounted to $2,952 million (2015 – $3,893 million), $1,953 million (2015 – $2,426 million) and $999 million (2015 – $1,467 million) of which was included in production costs and depreciation and depletion on the Consolidated Statements of Earnings (Loss), respectively.

(b)
During the year ended December 31, 2016, the Company recorded a write down of inventories of $3 million related to Peñasquito stockpiled ore (2015 – $192 million primarily related to Los Filos heap leach ore and Peñasquito stockpiled ore). Of the total write

GOLDCORP    |  34

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

down, $2 million was recognized as production costs (2015 – $144 million) and $1 million (2015 – $48 million) were recognized as depreciation and depletion in the Consolidated Statements of Earnings (Loss).

(c)
During the year ended December 31, 2016, the Company incurred excess current period costs of $3 million primarily related to Éléonore work-in-process inventory (2015 – $68 million primarily related to Éléonore and Marlin work-in-process inventory). Of the total costs incurred, $2 million (2015 – $37 million) was recognized as production costs and $1 million (2015 – $31 million) was recognized as depreciation and depletion in the Consolidated Statements of Earnings (Loss).

(d)	The Company also recorded write down of materials and supplies inventory of $8 million at Marlin and Peñasquito for the year ended December 31, 2016 (2015 – $14 million at Peñasquito and Cerro Negro).

18.    OTHER CURRENT ASSETS

	At December 31 2016	At December 31 2015
Accrued interest receivable (note 20(a))	31	17
Prepaid expenses and other	28	49
	$59	$66

19.	MINING INTERESTS – OWNED BY SUBSIDIARIES

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Total
Cost
At January 1, 2016	$11,964	$4,346	$7,991	$6,733	$31,034
Acquisition of mining interest (note 7(a))	—	386	—	—	386
Expenditures on mining interests (a)(b)(c)	335	96	—	243	674
Reclassifications to asset held for sale (note 8(a))	(509)	—	(13)	(191)	(713)
Transfers and other movements (d)	878	(158)	(753)	(28)	(61)
At December 31, 2016	12,668	4,670	7,225	6,757	31,320
Accumulated depreciation and depletion and impairment
At January 1, 2016	(5,608)	(2,510)	(2,263)	(3,023)	(13,404)
Depreciation and depletion (e)	(599)	—	—	(397)	(996)
Reclassifications to asset held for sale (note 8(a))	368	—	—	178	546
Impairment reversal (loss), net (note 21)	58	—	—	(6)	52
Transfers and other movements (d)	1	—	—	46	47
At December 31, 2016	(5,780)	(2,510)	(2,263)	(3,202)	(13,755)
Carrying amount – At December 31, 2016	$6,888	$2,160	$4,962	$3,555	$17,565

GOLDCORP    |  35

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Total
Cost
At January 1, 2015	$8,213	$8,471	$7,963	$6,290	$30,937
Acquisition of mining interest (note 7(c))	—	—	340	—	340
Formation of a joint venture (note 7(b))	—	(1,384)	(112)	(5)	(1,501)
Expenditures on mining interests (a)(b)(c)	488	226	5	504	1,223
Transfers and other movements (d)	3,263	(2,967)	(205)	(56)	35
At December 31, 2015	11,964	4,346	7,991	6,733	31,034
Accumulated depreciation and depletion and impairment
At January 1, 2015	(3,437)	(1,191)	(1,773)	(2,078)	(8,479)
Depreciation and depletion (e)	(1,005)	—	—	(509)	(1,514)
Impairment charges (note 21)	(1,165)	(1,319)	(490)	(536)	(3,510)
Transfers and other movements (d)	(1)	—	—	100	99
At December 31, 2015	(5,608)	(2,510)	(2,263)	(3,023)	(13,404)
Carrying amount – At December 31, 2015	$6,356	$1,836	$5,728	$3,710	$17,630
A summary by property of the carrying amount of mining interests owned by subsidiaries is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	At December 31 2016	At December 31 2015
Red Lake (a)	$796	$662	$411	$391	$2,260	$2,273
Porcupine (note 7(c))	387	142	222	121	872	898
Musselwhite (j)	228	11	61	177	477	503
Éléonore (a)(j)	1,615	85	—	943	2,643	2,714
Coffee (note 7(a)) (j)	—	398	—	1	399	—
Peñasquito (a)(j)	2,436	777	3,372	1,018	7,603	7,607
Cerro Negro (j)	1,407	61	896	802	3,166	3,287
Other mines (h)(j)	19	—	—	3	22	220
Corporate and other (a)(i)	—	24	—	99	123	128
	$6,888	$2,160	$4,962	$3,555	$17,565	$17,630

(a)	Includes capitalized borrowing costs incurred during the years ended December 31 as follows:

	2016	2015
Cochenour	$22	$18
Éléonore	—	17
Camino Rojo	—	14
El Morro	—	21
Other	1	—
	$23	$70

GOLDCORP    |  36

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

During the years ended December 31, 2016 and 2015, the Company's borrowings eligible for capitalization included its $1.0 billion notes, $1.5 billion notes, revolving credit facility, and certain financing arrangements held by Cerro Negro which are accounted for as general borrowings.
Capitalization of borrowing costs to the carrying amount of the Éléonore mining interest ceased following achievement of commercial production on April 1, 2015.
During the year ended December 31, 2015, the Company capitalized $21 million in borrowing costs to the carrying amount of the El Morro project. Capitalization of borrowing costs ceased on derecognition of the carrying amount of the El Morro project on November 24, 2015, as a result of the Company's contribution of El Morro to the NuevaUnión joint venture (note 7(b)).
A reconciliation of total eligible borrowing costs incurred to total borrowing costs included in finance costs in the Consolidated Statements of Earnings (Loss) is as follows:

	2016	2015
Total borrowing costs incurred	$99	$174
Less: amounts capitalized to mining interests	(23)	(70)
Total borrowing costs included in finance costs in the Consolidated Statements of Earnings (Loss)	$76	$104
Weighted average rate used in capitalization of borrowing costs during year	3.67%	3.39%

(b)	Exploration, evaluation and project costs incurred by the Company during the years ended December 31 were as follows:

	2016	2015
Total exploration, evaluation and project expenditures	$102	$162
Less: amounts capitalized to mining interests	(68)	(111)
Total exploration, evaluation and project costs recognized in the Consolidated Statements of Earnings (Loss)	$34	$51

(c)
Expenditures on mining interests include finance lease additions, capitalized borrowing costs (note 19(a)) and deposits on mining interests, are net of investment tax credits and exclude capitalized reclamation and closure costs.

The following is a reconciliation of capitalized expenditures on mining interests to expenditures on mining interests in the Consolidated Statements of Cash Flows:

	2016	2015
Capitalized expenditures on mining interests
Owned by subsidiaries and Investments in associates and joint venture	$684	$1,225
Interest paid	(25)	(77)
Decrease in accrued expenditures	37	30
Expenditures on mining interests per Consolidated Statements of Cash Flows	$696	$1,178

(d)
Transfers and other movements primarily represent the conversion of reserves, resources and exploration potential within mining interests, capitalized reclamation and closure costs, capitalized depreciation, dispositions of mining interests and the reclassification of non-depletable to depletable mining properties following achievement of commercial production. Amounts capitalized associated with proven and probable reserves for Cerro Negro and Éléonore were reclassified from non-depletable to depletable mining properties on January 1, 2015 and April 1, 2015, respectively, following achievement of commercial production.

GOLDCORP    |  37

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(e)	A reconciliation of depreciation and depletion during the years ended December 31 to depreciation and depletion recognized in the Consolidated Statements of Earnings (Loss) is as follows:

	2016	2015
Total depreciation and depletion	$996	$1,514
Less: amounts capitalized to development projects	(11)	(28)
Changes in amounts allocated to ending inventories	39	7
Total depreciation and depletion recognized in the Consolidated Statements of Earnings (Loss)	$1,024	$1,493

(f)
At December 31, 2016, assets not yet ready for intended use, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $309 million (December 31, 2015 – $284 million).

(g)	At December 31, 2016, finance leases included in the carrying amount of plant and equipment amounted to $299 million (December 31, 2015 – $334 million) (note 25).

(h)	Other mines owned by subsidiaries at December 31, 2016 and December 31, 2015 include Los Filos and Marlin.

(i)	Included in corporate and other at December 31, 2016 was $22 million (December 31, 2015 – $22 million) relating to Cerro Blanco.

(j)
Certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns ("NSR"s), modified NSRs, net profits interest ("NPI"), net earnings, and/or gross revenues. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2016, royalties included in production costs amounted to $69 million (2015 – $93 million) (note 10). At December 31, 2016, the significant royalty arrangements of the Company and its associates and joint venture were as follows:

Mining properties:
Musselwhite	1.25 – 5% of NPI
Éléonore	2.2 – 3.5% of NSR
Peñasquito	2% of NSR and 0.5% of gross income on sale of gold and silver
Cerro Negro	3% of modified NSR and 1% of net earnings
Alumbrera	3% of modified NSR plus 20 – 30% of net proceeds after capital recovery and changes in working capital
Pueblo Viejo	3.2% of NSR
NuevaUnión	1.5% – 2% modified NSR on portions of the property and 2% NPI
Coffee	2% of NSR
Other mines	0.5% of gross income on sale of gold and silver or 5% of NSR

GOLDCORP    |  38

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

20.	MINING INTERESTS – INVESTMENTS IN ASSOCIATES AND JOINT VENTURE
At December 31, 2016, the Company had a 40% interest in Pueblo Viejo, a 50% interest in NuevaUnión (note 7(b)) and a 37.5% interest in Alumbrera. These investments are accounted for using the equity method and included in mining interests. The Company adjusts each associate and joint venture’s financial results, where appropriate, to give effect to uniform accounting policies.
The following table summarizes the change in the carrying amount of the Company's investments in associates and joint venture:

	Pueblo Viejo (a)	NuevaUnión	Other (b)	Total
At January 1, 2016	$967	$872	$—	$1,839
Company’s share of net earnings of associates and joint venture	169	2	—	171
Capital investment	—	10	—	10
Return of capital investment	(24)	—	—	(24)
Other	11	—	—	11
At December 31, 2016	$1,123	$884	$—	$2,007

At January 1, 2015	$1,624	$—	$463	$2,087
Company’s share of net earnings (loss) of associates and joint venture	53	—	(54)	(1)
Gain on dilution of ownership interest in associate (note 8(b))	—	—	99	99
Acquisition through formation of a joint venture (note 7(b))	—	870	—	870
Disposition of investment in associate (note 8(b))	—	—	(469)	(469)
Capital investment	—	2	—	2
Return of capital investment	(112)	—	—	(112)
Impairment of investments in associates (d)	(610)	—	(32)	(642)
Dividends received	—	—	(7)	(7)
Other	12	—	—	12
At December 31, 2015	$967	$872	$—	$1,839

GOLDCORP    |  39

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

Summarized financial information for the Company's investments in associates and joint venture, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition/formation and adjustments for differences in accounting policies, is as follows:

Year ended December 31, 2016	Pueblo Viejo	NuevaUnión	Other (b)	Total
Revenues	$1,517	$—	$686	$2,203
Production costs	(462)	—	(492)	(954)
Depreciation and depletion	(88)	—	(40)	(128)
Earnings from mine operations	967	—	154	1,121
Interest expense	(132)	—	(25)	(157)
Other income (expense)	9	3	(16)	(4)
Income tax expense	(421)	1	(8)	(428)
Net earnings of associates and joint venture	$423	$4	$105	$532
Company's equity share of net earnings of associates and joint venture	$169	$2	$—	$171
Year ended December 31, 2015
Revenues	$1,356	$—	$720	$2,076
Production costs	(605)	—	(649)	(1,254)
Depreciation and depletion	(300)	—	(110)	(410)
Earnings (loss) from mine operations	451		(39)	412
Interest income	—	—	1	1
Interest expense	(140)	—	(36)	(176)
Other income (expense)	14	—	(47)	(33)
Income tax expense	(193)	—	(23)	(216)
Net earnings (loss) of associates and joint venture	$132	$—	$(144)	$(12)
Company's share of net earnings (loss) of associates	$53	$—	$(54)	$(1)
Impairment of investments in associates (d)	(610)	—	(32)	(642)
Company’s equity share of net loss of associates and joint venture	$(557)	$—	$(86)	$(643)

GOLDCORP    |  40

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

At December 31, 2016	Pueblo Viejo(a)	NuevaUnión
Current assets	$833	$10
Non-current assets	3,902	2,205
	4,735	2,215
Current liabilities	668	6
Non-current liabilities	1,258	441
	1,926	447
Net assets	2,809	1,768
Company’s equity share of net assets of associates and joint venture	$1,123	$884
At December 31, 2015
Current assets	$705	$30
Non-current assets	6,331	2,157
	7,036	2,187
Current liabilities	500	3
Non-current liabilities	2,593	441
	3,093	444
Net assets	3,943	1,743
Company’s equity share of net assets of associates	1,577	872
Impairment of investment in associate (d)	(610)	—
Company's equity share of net assets of associates and joint venture	$967	$872
The equity share of cash flows of the Company's investments in associates and joint venture are as follows:

Year ended December 31, 2016	Pueblo Viejo(a)	NuevaUnión	Other (b)	Total
Net cash provided by operating activities	$258	$1	$63	$322
Net cash used in investing activities	(35)	(12)	(1)	(48)
Net cash (used in) provided by financing activities	(125)	10	(51)	(166)
Year ended December 31, 2015
Net cash provided by (used in) operating activities	$273	$—	$(42)	$231
Net cash used in investing activities	(51)	—	(8)	(59)
Net cash (used in) provided by financing activities	(196)	2	43	(151)

(a)
In June 2009, the Company entered into a $400 million shareholder loan agreement with Pueblo Viejo with a term of fifteen years. In April 2012, additional funding of $300 million was issued to Pueblo Viejo with a term of twelve years. Both loans bear interest at 95% of LIBOR plus 2.95% payable semi-annually in arrears on February 28 and August 31 of each year. At December 31, 2016, the carrying amount of the Company's share of shareholder loans to Pueblo Viejo was $537 million (December 31, 2015 – $549 million), which is included in the Company's investments in associates and is being accreted to the face value over the term of the loans. Included in other current assets of the Company was a total of $31 million (December 31, 2015 – other current and non-current asset $75 million) in interest receivable relating to the shareholder loan.

(b)
The Company's investments in other associates are comprised of its interests in Alumbrera and Tahoe, which was disposed of on June 30, 2015 (note 8(b)). The earnings (loss) of Other associates was comprised of the results of Tahoe to its disposition date of June 30, 2015.

At December 31, 2015, the Company recognized an impairment on its investment in Alumbrera and the carrying amount of its interest was reduced to zero. Effective January 1, 2016, the Company has discontinued recognizing its share of earnings of Alumbrera. Additional losses in the future will be provided to the extent the Company has incurred legal or constructive obligations or made payments on behalf of Alumbrera. Any future earnings of Alumbrera will be recognized by the Company only after the Company's share of future earnings equals its share of losses not recognized.

GOLDCORP    |  41

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(c)
At December 31, 2016, NuevaUnión held $3 million (December 31, 2015 – $3 million) of cash and cash equivalents, $4 million (December 31, 2015 – $3 million) of total current financial liabilities and $nil million (December 31, 2015 – $nil) of total non-current financial liabilities which have been included in the total of current assets, current liabilities and non-current liabilities, respectively. At December 31, 2016, NuevaUnión's capital and operating commitments amounted to $39 million (December 31, 2015 – $2 million).

(d)
At December 31, 2015, the Company recognized impairment expense of $107 million and $610 million in respect of its investment in Alumbrera and Pueblo Viejo, respectively, which the Company has included in impairment of mining interest and goodwill in the Consolidated Statements of Earnings (Loss) (note 21). Included in the $107 million impairment expense for Alumbrera was a provision for $75 million in respect of the Company's obligation to fund its 37.5% share of Alumbrera's reclamation costs. At December 31, 2016, the provision was $75 million.

21.	IMPAIRMENT AND REVERSAL OF IMPAIRMENT
During the year ended December 31, 2016, the Company recorded an impairment reversal of $59 million related to Los Filos, $55 million of which was allocated to depletable mining interest with the remaining $4 million allocated to property, plant and equipment. The recoverable amount of Los Filos, being its FVLCD, was $430 million based on the expected proceeds from the sale (note 8(a)). The Company also recorded an impairment expense of $10 million related to certain land at Marlin. At December 31, 2016, the land had a recoverable amount of $nil, being its FVLCD, due to the mine's near-closure status. Los Filos and Marlin mine are both included in the Other mines reportable operating segment.There were no other indications that the Company's CGUs may be impaired or that an impairment reversal was required.
For the year ended December 31, 2015, the Company's impairment expense in respect of the following CGUs were as follows:

	Mining properties
	Depletable	Non-depletable
2015	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates and joint venture	Goodwill	Total
Red Lake	$—	$705	$39	$64	$—	$405	$1,213
Porcupine	53	7	47	16	—	—	123
Éléonore	176	82	—	140	—	—	398
Peñasquito	231	457	383	110	—	—	1,181
Los Filos	542	—	—	136	—	74	752
Marlin	163	43	21	66	—	—	293
Alumbrera	—	—	—	—	107	—	107
El Morro (note 7(b))	—	—	—	—	200	—	200
Pueblo Viejo	—	—	—	—	610	—	610
Other	—	25	—	4	—	—	29
Total impairment expense	$1,165	$1,319	$490	$536	$917	$479	$4,906

GOLDCORP    |  42

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

Impairment testing
The recoverable amounts of the Company’s CGUs are based on their future after-tax cashflows expected to be derived from the Company’s mining properties and represent each CGU’s FVLCD. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, resources, and exploration potential, production costs estimates, future capital expenditures, discount rates, inflation and exchange rates. The Company's impairment testing incorporated the following key assumptions:
(a)Weighted average cost of capital
During the year ended December 31, 2015, projected cash flows were discounted using an after-tax discount rate of 5% which represented the Company’s weighted average cost of capital and which included estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio.
Pricing assumptions
Metal pricing included in the cash flow projections beyond five years is based on historical volatility and consensus analyst pricing. The metal prices assumptions used in the Company's impairment assessments in 2015 were as follows:

	At December 31, 2015
Metal price assumptions	2016	2017	2018 and Long-term
Gold (per ounce)	$1,100	$1,100	$1,100
Silver (per ounce)	15.00	15.00	16.50
Copper (per pound)	2.53	2.61	2.75
Zinc (per pound)	0.80	0.95	0.95
Lead (per pound)	0.80	0.85	0.90

(b)Additional CGU-specific assumptions affecting the recoverable amount assessment

(i)	Additional CGU-specific assumptions used in determining the recoverable amounts of the CGUs that resulted in impairment expense during the year ended December 31, 2015 were as follows:
Red Lake
Included in the Red Lake CGU is the Cochenour deposit due to the proximity of the ore body to Red Lake Gold mines and the potential to share infrastructure when the project is in production. During 2015 Cochenour focused on drilling and development which increased data density and improved understanding of projections of mineralization. Initial development in 2015 has shown deviations of the geology and structures from our initial interpretation. Intersected gold grades remain consistent with expectations, however recent drill data and newly discovered mineralized zones indicated a change in orientation of a portion of the veins compared to the Company's existing model. Results from exploration drilling in 2015 were used in the fourth quarter to update the deposit model which resulted in a 37% decrease in inferred resources to 2.19 million gold ounces, reflecting the re-interpretation of the geology for the complexities and orientation changes noted above as well as application of a higher cut-off grade to account for more selective mining methods. Based on an assessment performed as at December 31, 2015, the Company concluded that the amount of recoverable resources and exploration potential at Cochenour had declined, resulting in a reduction of the estimated recoverable amount. The Company recorded impairment expense of $1,213 million ($1,050 million, after tax) in respect of its mining interest and goodwill in the Red Lake CGU at December 31, 2015.
Porcupine
During the fourth quarter of 2015, in response to current market conditions and operational challenges associated with an aging infrastructure, a decision was made to close the Dome underground mine around mid-2016 and the administration and infrastructure at Porcupine were rationalized. With the closure of Dome, mill feed will be sourced from Hollinger open pit, Hoyle Pond underground and low grade stockpiles that were expected to be depleted by the second quarter of 2016. These changes along with a reduction in the long-term gold price assumption were incorporated into a new Porcupine life of mine plan. As a result, the Company recorded impairment expense of $123 million ($100 million, after tax) against the carrying amount of the Porcupine CGU at December 31, 2015.

GOLDCORP    |  43

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

Éléonore
Initial production stopes in 2015 encountered folding and faulting which resulted in higher dilution and lower than expected mined grades. Stope design was adjusted to address these impacts and the updated reserve model and new life of mine plan includes the impact of this folding and faulting. These changes to the life of mine plan and the change in the long-term gold price assumption in the fourth quarter of 2015 resulted in the Company's recording impairment expense of $398 million ($250 million, after tax) against the carrying value of Éléonore at December 31, 2015.
Peñasquito
Included in the Peñasquito CGU was the Camino Rojo deposit due to the proximity of the ore body to Peñasquito and the potential to share infrastructure related to the processing of sulphide ore from Camino Rojo. In the fourth quarter of 2015, Peñasquito re-optimized its life of mine plan to incorporate block model reconciliation updates. The positive economic impact from the updated life of mine plan was insufficient to offset the impacts of the reduction in long-term metal pricing and foreign exchange assumptions resulting in the Company recording impairment expense of $771 million ($500 million, after tax) against the carrying value of the Peñasquito mine at December 31, 2015.
As a result of metallurgical testing and a geotechnical drilling program completed in the fourth quarter of 2015, the Company determined that the amount of recoverable resources and exploration potential at Camino Rojo had declined resulting in a reduction of the estimated recoverable amount. The Company recorded an impairment expense of $410 million ($265 million, after tax) against the carrying value of non-depletable resources and exploration potential attributable to Camino Rojo at December 31, 2015.
Los Filos
During 2015, Los Filos commenced a study to perform a detailed assessment of its operating options, including the update of the block model with additional drill data. The study was completed in the fourth quarter of 2015 and the findings were incorporated into an updated Los Filos life of mine plan. As a result of these findings and the change in long-term metal price assumptions, recoverable ounces and the associated future after-tax cash flows decreased which resulted in the Company recording impairment expense of $752 million ($565 million, after tax) in respect of mining interest and goodwill at Los Filos at December 31, 2015.
Marlin
With the conclusion of an intensive exploration program in the fourth quarter of 2015, the Company concluded that there was insufficient drilling success to support the extension of mine life beyond the current estimate of one year. In order to maintain flexibility in the Marlin mine plan, activities to support the exploration of targets with the potential for near term conversion to mineable reserves were continued. A change in the long-term metal price assumptions, shortened mine life, reduced value of exploration potential and the previously disclosed reduction in mining royalty from 10% to 5% were incorporated into an updated Marlin life of mine plan in the fourth quarter of 2015 which resulted in the Company recording impairment expense of $293 million ($220 million, after tax) against the carrying value of Marlin at December 31, 2015.
Alumbrera
Based on a revised life of mine plan provided to the Company by Alumbrera's operators (Glencore), the Company recorded impairment expense of $107 million ($107 million, after tax) related to its investment in Alumbrera at December 31, 2015. Included in the impairment expense was a $75 million provision related to the Company's obligation to fully fund its 37.5% share of Alumbrera's expected reclamation costs.
NuevaUnión
On November 24, 2015, and in conjunction with the acquisition of New Gold's 30% interest in El Morro, Goldcorp and Teck entered into an agreement to combine their respective El Morro and Relincho deposits into a new joint venture, NuevaUnión. Due to the worsening commodity price environment, the Company re-assessed its long-term metal price assumptions as at the date of the transaction with Teck. The Company also considered the value of El Morro implied by the New Gold transaction in assessing El Morro’s recoverable amount. As a result, the Company recorded an impairment expense of $200 million ($200 million, after tax) on the formation of NuevaUnión.
Pueblo Viejo
Based on an updated life of mine plan provided to the Company by Pueblo Viejo’s operator (Barrick) in the fourth quarter of 2015 and the lower long-term metal price assumptions, the Company recorded impairment expense of $610 million ($610 million, after tax) related to its investment in Pueblo Viejo at December 31, 2015. Despite improvements to the life of mine plan, the future

GOLDCORP    |  44

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

after tax cash flows generated (after reducing the net cash flow for the Company’s share of internal and external debt), were insufficient to offset the impact of the reduction in long-term metal prices.

22.	INVESTMENTS IN SECURITIES
The Company has investments in equity securities in accordance with its long-term investment plans. These investments are classified as non-current assets if the Company intends to hold the investment for more than 12 months, otherwise, they are classified as marketable securities and included in other current assets. At December 31, 2016 and 2015, all of the Company's equity securities were classified as non-current assets.

23.	OTHER NON-CURRENT ASSETS

	At December 31 2016	At December 31 2015
Sales/indirect taxes recoverable (a)	$140	$198
Deposits on mining interest expenditures	9	4
Non-current derivative asset	7	—
Accrued interest receivable (note 20(a))	—	58
Other	10	12
	$166	$272

(a)
Non-current sales/indirect taxes recoverable primarily comprised of $96 million of value added tax receivable at Cerro Negro (December 31, 2015 – $154 million) and $35 million of exploration tax credits and mining duties at Éléonore (December 31, 2015 – $40 million) which are not expected to be received within the next twelve months.

24.	DEBT

	At December 31 2016	At December 31 2015
$1.0 billion Notes (a)
3.625% 7-year notes due June 2021 ($550 million)	$547	$546
5.45% 30-year notes due June 2044 ($450 million)	444	443
	991	989
$1.5 billion Notes (b)
2.125% 5-year notes due March 2018 ($500 million)	498	497
3.70% 10-year notes due March 2023 ($1 billion)	991	990
	1,489	1,487
180 million Argentine pesos loan (c)	—	6
$180 million Argentine loan (c)	—	180
243 million Argentine peso loan (c)	—	26
$3.0 billion credit facility (d)	30	—
	2,510	2,688
Less: current portion of debt (c)	—	(212)
	$2,510	$2,476

(a)
The Company issued the $1.0 billion Notes, consisting of $550 million in 7-year notes (the "7-year Notes") and $450 million in 30-year notes (the "30-year Notes"). The Company received total proceeds of $988 million from the issuance, net of transaction costs. The $1.0 billion Notes are unsecured and interest is payable semi-annually in arrears on June 9 and December 9 of each year, beginning on December 9, 2014. The $1.0 billion Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The 7-year Notes and the 30-year Notes are accreted to the face value over their respective terms using annual effective interest rates of 3.75% and 5.49%, respectively.

GOLDCORP    |  45

Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(b)
The Company issued the $1.5 billion Notes, consisting of $500 million in 5-year notes ("5-year Notes") and $1.0 billion in 10-year notes ("10-year Notes"). The Company received total proceeds of $1.48 billion, net of transaction costs. The $1.5 billion Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The $1.5 billion Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The 5-year Notes and the 10-year Notes are accreted to face value over their respective terms using annual effective interest rates of 2.37% and 3.84%, respectively.

(c)
During the year ended December 31, 2016, the Company repaid in full a number of loans that were entered through Oroplata S.A. with third parties in Argentina. These loans included two 3-year Argentine peso loans totaling 180 million Argentine pesos ($30 million) which bore interest at 15.25% per annum (2015 repayment – $11 million), a $180 million 1-year loan (2015 repayment – $nil) and a 243 million Argentine peso ($25 million) 1-year loan which bore floating interest rate on the facility calculated as 9% fixed rate plus 50% of the devaluation of the Argentine peso to US dollar (2015 repayment – $nil).

(d)
On June 11, 2015, the Company increased its committed and unsecured revolving credit facility from $2.0 billion to $3.0 billion and extended the term to June 10, 2020, under existing terms and conditions. The credit facility bears interest rate of LIBOR plus 1.2%. During the year ended December 31, 2016, the average interest rate paid by the Company on the loan was 2.4% (2015 – 1.6%). The credit facility was extended by an additional year on June 22, 2016 to June 22, 2021 and bears interest at LIBOR plus 150 basis points based on the Company's current credit rating.

During the year ended December 31, 2015, the Company repaid several loans in full which included a 425 million Argentine peso ($50 million, net of transaction costs) loan with a third party in Argentina, a 1.6 billion Argentine peso ($185 million, net of transaction costs) loan with third parties in Argentina and 220 million Argentine pesos ($24 million) previously drawn against a 1-year 469 million Argentine pesos ($100 million) credit facility.

25.	FINANCE LEASE OBLIGATIONS

	At December 31 2016	At December 31 2015
Total minimum lease payments	$552	$596
Effect of discounting	(300)	(324)
Present value of minimum lease payments	252	272
Less: current portion included in accounts payable and accrued liabilities	(5)	(5)
	$247	$267
Minimum payments under finance leases
Within 1 year	$30	$30
2 to 3 years	59	59
4 to 5 years	59	59
Over 5 years	404	448
	$552	$596
In 2011, the Company entered into an agreement with a third party for the construction of a power plant to deliver electricity to the Peñasquito mine for a period of twenty years, with an option to renew for three additional five year periods. The power plant commenced the supply of power in July 2015 and the agreement for the future purchase of electricity met the criteria of a finance lease at that date. In July 2015, Peñasquito recognized $248 million as a finance lease asset, which was included as a non-cash addition to mining interests, and a corresponding amount as a finance lease obligation.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

26.	NON-CURRENT PROVISIONS

	At December 31 2016	At December 31 2015
Reclamation and closure cost obligations (a)	$622	$702
Less: current portion included in other current liabilities	(67)	(39)
	555	663
Other (b)	106	112
	$661	$775

(a)
The Company incurs reclamation and closure cost obligations relating to its operating, inactive and closed mines and development projects. At December 31, 2016, the present value of obligations relating to operating, inactive and closed mines and development projects was estimated at $350 million, $267 million and $5 million, respectively (December 31, 2015 – $460 million, $230 million and $12 million, respectively) reflecting anticipated cash flows to be incurred over approximately the next 100 years, with the majority estimated to be incurred within the next 20 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The total provision for reclamation and closure cost obligations at December 31, 2016 was $622 million (December 31, 2015 – $702 million) and was calculated using an effective weighted discount rate of 4.1% (2015 – 4.1%). The undiscounted value of these obligations was $1,786 million (December 31, 2015 – $1,914 million), calculated using an effective weighted inflation rate assumption of 2.74% (2015 – 3%).
Changes to the reclamation and closure cost obligations during the years ended December 31 were as follows:

	2016	2015
Reclamation and closure cost obligations – beginning of year	$702	$695
Reclamation expenditures	(28)	(57)
Accretion expense, included in finance costs (note 12)	24	24
Revisions in estimates and obligations incurred	(21)	40
Reclassification of reclamation and closure cost obligations to net assets held for sale (note 8(a))	(55)	—
Reclamation and closure cost obligations – end of year	$622	$702

(b)
At December 31, 2016, other non-current provision primarily included $75 million (2015 – $75 million) related to the Company's obligation to fund its 37.5% share of Alumbrera's estimated reclamation costs. During the year ended December 31, 2015, the provision was recognized in impairment of mining interests and goodwill in the Consolidated Statements of Earnings (Loss) (note 21(b)(i)).

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

27.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities by categories

At December 31, 2016	Loans and receivables	Available-for-sale	Fair value through profit or loss	Held to maturity/other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$—	$157	$—	$157
Short term investments	43	—	—	—	43
Accounts receivable arising from sales of metal concentrates	—	—	77	—	77
Investments in securities	—	114	—	—	114
Derivative assets not designated as hedging instruments	—	—	7	—	7
Other current and non-current financial assets	39	—	—	—	39
Total financial assets	$82	$114	$241	$—	$437
Financial liabilities
Debt	$—	$—	$—	$(2,510)	$(2,510)
Accounts payable and accrued liabilities	—	—	—	(478)	(478)
Derivative liabilities designated as hedging instruments	—	—	(22)	—	(22)
Other current and non-current financial liabilities	—	—	—	(259)	(259)
Total financial liabilities	$—	$—	$(22)	$(3,247)	$(3,269)

At December 31, 2015
Financial assets
Cash and cash equivalents	$—	$—	$326	$—	$326
Short term investments	57	—	—	—	57
Accounts receivable arising from sales of metal concentrates	—	—	49	—	49
Investments in securities	—	51	—	—	51
Derivative assets not designated as hedging instruments	—	—	1	—	1
Other current and non-current financial assets	81	—	—	—	81
Total financial assets	$138	$51	$376	$—	$565
Financial liabilities
Debt	$—	$—	$—	$(2,688)	$(2,688)
Accounts payable and accrued liabilities	—	—	—	(680)	(680)
Derivative liabilities not designated as hedging instruments	—	—	(4)	—	(4)
Other current and non-current financial liabilities	—	—	—	(280)	(280)
Total financial liabilities	$—	$—	$(4)	$(3,648)	$(3,652)

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(b)	Derivatives instruments ("Derivatives")
(i)    Derivatives designated as cash flow hedges
As part of Goldcorp's Financial Risk Management Policy, unless otherwise approved by the Board of Directors, the Company can elect to hedge up to a maximum of 50% of forecasted operating, exploration, general administrative and sustaining capital ("sustaining") expenditures over any 12 months, up to 30% of our expenditures over any 13 to 24 months and up to 10% of the Company's expenditures over any 25 to 36 months. In addition, during the year ended December 31, 2016, the Company’s Board of Directors authorized the Company to hedge up to 50% of Mexican peso denominated forecasted expenditures in 2016 through 2018 for an expansionary capital project, the Pyrite Leach project (“PLP”), at Peñasquito.  During the year ended December 31, 2016, the Company designated Mexican peso currency contracts as cash flow hedges on anticipated Mexican peso denominated PLP and sustaining expenditures for Peñasquito.  The following table summarizes the terms of the foreign currency contracts that were designated as cash flow hedges:

(in millions of Mexican pesos)	At December 31, 2016			At December 31, 2015
	Within 1 year	2 years	Total	Total
Notional amount	4,379	2,245	6,624	—
The net loss on derivatives designated as cash flow hedges for the year ended December 31, 2016 recorded in OCI was $15 million (net of tax recovery of $7 million) (2015 – $nil), which represented the effective portion of the change in fair value of the hedges.

(ii)	Derivatives not designated as hedging instrument
The net gain (loss) on derivatives not designated as hedging instrument for the years ended December 31 were comprised of the following:

	2016	2015
Realized losses
Foreign currency, heating oil, lead, and zinc contracts	$(6)	$(83)
Unrealized gains
Foreign currency, heating oil, lead, and zinc contracts	—	29
Other	9	—
	9	29
	$3	$(54)

(c)	Financial assets designated as available-for-sale
The Company’s investments in securities (note 22) are designated as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in OCI for the years ended December 31 were as follows:

	2016	2015
Mark-to-market gains (losses) on available-for-sale securities	$86	$(6)
Deferred income tax expense in OCI	(11)	—
Unrealized gains (losses) on available-for-sale securities, net of tax	75	(6)
Reclassification adjustment for impairment losses included in net loss, net tax recovery of $nil (2015 – $1 million)	—	9
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss), net of tax of $11 million (2015 – $nil)	(12)	(1)
Reclassification of Probe mark-to-market gains on acquisition	—	(3)
	$63	$(1)

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(d)    Fair value information

(i)	Fair value measurements of financial assets and liabilities measured at fair value
The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At December 31, 2016		At December 31, 2015
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$157	$—	$326	$—
Accounts receivable arising from sales of metal concentrates	—	77	—	49
Investments in securities	114	—	43	8
Derivative assets not designated as cash flow hedges	—	7	—	1
Derivative liabilities designated as cash flow hedges	—	(22)	—	—
Derivative liabilities not designated as cash flow hedges	—	—	—	(4)
At December 31, 2016 and 2015, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.
The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2016 and 2015.
At December 31, 2016 and 2015, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy. During the years ended December 31, 2016 and 2015, certain mining interests and goodwill related to certain CGUs, including Los Filos (note 8(a)) and NuevaUnión (note 7(b)), were assessed as impaired and written down to their recoverable amounts, being their FVLCD. Valuation techniques and inputs used in the calculation of these fair value based amounts are categorized as Level 3 in the fair value hierarchy (note 21).

(ii)	Valuation methodologies used in the measurement of fair value for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company’s accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which there exists an active commodity market.
Derivative assets and liabilities:
At December 31, 2016, the Company's derivative assets and liabilities were comprised of investments in warrants and foreign currency forward contracts, respectively. The fair values of the warrants are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads and foreign currency forward contracts are valued using a combination of quoted prices and market-derived inputs.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

(iii)	Fair values of financial assets and liabilities not already measured at fair value
At December 31, 2016, the fair values of the Company's notes, as compared to the carrying amounts, were as follows:

	Level	Input	Carrying amount (1)	Fair value
$1.0 billion notes (note 24)	1	Closing price	$993	$1,006
$1.5 billion notes (note 24)	1	Closing price	$1,503	$1,496

(1)	Includes accrued interest payable.

At December 31, 2016, the carrying amounts of the Company's short term investments, other current financial assets, accounts payable and accrued liabilities and other current financial liabilities were considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(e)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Financial Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Financial Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken were to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

(i)	Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, short term investments, derivative assets, other receivables and accrued interest receivable. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2016 is considered to be negligible. The Company invests its cash and cash equivalents and short term investments in highly-rated corporations and government issuances in accordance with its Short-term Investment Policy and the credit risk associated with its investments is considered to be low. Foreign currency contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2016	At December 31 2015
Cash and cash equivalents	$157	$326
Short term investments	43	57
Accounts receivable arising from sales of metal concentrates	77	49
Other current and non-current financial assets	8	12
Current and non-current derivative asset	7	1
Accrued interest receivable (notes 18 and 23)	31	75
	$323	$520

(ii)	Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

normal operating requirements on an ongoing basis, its expansionary plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
During the year ended December 31, 2016, the Company generated operating cash flows from continuing operations, one of the Company's main sources of liquidity, of $799 million (2015 – $1,423 million). At December 31, 2016, Goldcorp held cash and cash equivalents of $157 million (December 31, 2015 – $326 million), short term investments of $43 million (December 31, 2015 – $57 million), and had working capital of $791 million (December 31, 2015 – $282 million), which the Company defines as current assets less current liabilities, $430 million of which was comprised of the Company's net assets held for sale (note 8(a)) (December 31, 2015 – $nil).
On June 22, 2016, the Company extended the term of its $3.0 billion revolving credit facility to June 22, 2021. During the year ended December 31, 2016, the Company utilized its revolving credit facility and up to $400 million was drawn against the facility in 2016 (2015 – up to $1.3 billion). At December 31, 2016, the balance outstanding on the revolving credit facility was $30 million (December 31, 2015 – $nil) with $2.97 billion available for the Company's use (December 31, 2015 – $3.0 billion). Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance as at December 31, 2016.
At December 31, 2016, the Company had letters of credit outstanding in the amount of $423 million (December 31, 2015 – $580 million) of which $303 million (December 31, 2015 – $275 million) represented guarantees for reclamation obligations and $nil (December 31, 2015 – $211 million) represented guarantees for certain of the Company's Argentine debt. The Company's capital commitments for the next twelve months amounted to $64 million at December 31, 2016.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments, shown in contractual undiscounted cashflows:

	At December 31, 2016					At December 31, 2015
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Financial liabilities
Accounts payable and accrued liabilities (1)	$462	$—	$—	$—	$462	$658
Derivative liabilities designated as hedging instruments (note 27(b))	14	8	—	—	22	—
Derivative liabilities not designated as hedging instruments (note 27(b))	—	—	—	—	—	4
Debt repayments (principal portion) (note 24)	30	500	550	1,450	2,530	2,704
Interest payments on debt (note 24)	93	168	153	608	1,022	1,114
Other	1	3	2	17	23	27
	600	679	705	2,075	4,059	4,507
Other commitments
Capital expenditure commitments (2)	64	11	—	—	75	102
Reclamation and closure cost obligations (note 26)	69	86	26	1,605	1,786	1,914
Minimum rental and lease payments (3)	3	8	7	17	35	38
Other	165	14	—	63	242	344
	301	119	33	1,685	2,138	2,398
	$901	$798	$738	$3,760	$6,197	$6,905

(1)	Excludes accrued interest on debt which is disclosed separately in the above table.

(2)
Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company's operating and capital commitments based on management's intent to fulfill the contract.

(3)	Excludes the Company's minimum finance lease payments (note 25).

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

In the opinion of management, the working capital at December 31, 2016, together with the future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments.

(iii)	Market risk
Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos and Guatemalan quetzal. The appreciation or depreciation of non-US dollar currencies against the US dollar can increase or decrease the cost of metal production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollar currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in non-US currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2016, the Company had $3.6 billion of deferred income tax liabilities, which arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis Gold Ltd. in 2006, and Camino Rojo and Cerro Negro in 2010, and which are denominated in foreign currencies.
During the year ended December 31, 2016, and in accordance with its Financial Risk Management Policy, the Company entered into Mexican peso forward contracts to purchase the foreign currency at pre-determined US dollar amounts. The Company hedges a portion of its future forecasted Mexican Pesos denominated operating and capital expenditures to reduce the currency risk exposure to the Mexican Pesos (note 27(b)(i)).
The Company is exposed to currency risk through the following financial assets and liabilities, income and other taxes receivables (payables) and deferred income tax assets and liabilities denominated in foreign currencies:

At December 31, 2016	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Accounts payable and accrued liabilities and non-current liabilities	Income taxes receivable (payable), current and non-current	Deferred income tax liabilities
Canadian dollar	$—	$26	$(217)	$4	$(708)
Mexican peso	11	146	(88)	(127)	(2,354)
Argentine peso	1	200	(41)	(2)	(558)
Guatemalan quetzal	1	7	(21)	6	—
	$13	$379	$(367)	$(119)	$(3,620)
At December 31, 2015
Canadian dollar	$2	$38	$(217)	$71	$(803)
Mexican peso	20	210	(185)	(145)	(2,332)
Argentine peso	7	200	(97)	(10)	(561)
Guatemalan quetzal	2	8	(27)	6	(11)
	$31	$456	$(526)	$(78)	$(3,707)

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

During the year ended December 31, 2016, the Company recognized a net foreign exchange loss of $68 million (2015 – loss of $52 million), excluding the foreign exchange loss relating to taxes. During the year ended December 31, 2016, the Company recognized a net foreign exchange loss of $162 million in income tax expense on income taxes receivable/(payable) and deferred income taxes (2015 – $572 million). Based on the Company’s net foreign currency exposures at December 31, 2016, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following decrease or increase in the Company's net earnings:

At December 31, 2016	Possible exposure (1)(2)	Impact on earnings excluding currency exposure related to taxes	Impact on earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$16	$90
Mexican peso	15%	9	68
Argentine peso	15%	21	85

(1) Calculated based on 2016 historical fluctuation of foreign exchange rate.
(2) There is insignificant currency risk related to Guatemalan quetzal due to the minimal fluctuation of the currency.
Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk primarily on its outstanding debt subject to floating rates of interest, its share of the Pueblo Viejo project financing, its cash and cash equivalents, and interest-bearing receivables. The Company is exposed to interest rate fair value risk primarily on its debt subject to fixed rates of interest (note 24). The Company monitors its exposure to interest rates and is comfortable with its exposures given its mix of fixed-and floating-rate debt, with 99% of total debt at December 31, 2016 subject to fixed rates, and the relatively low rate on its US dollar debt which comprised 100% of total debt at December 31, 2016. The weighted-average interest rate paid by the Company during the year ended December 31, 2016 on its US dollar debt subject to floating rates of interest was 2.0% (2015 – 1.4%). At December 31, 2016, all Argentine debt, which was subject to floating rates of interest, was fully repaid. The average interest rate earned by the Company during the year ended December 31, 2016 on its cash and cash equivalents was 0.14% (2015 – 0.32%). A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s net earnings. There was no significant change in the Company's exposure to interest rate risk during the year ended December 31, 2016.
Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There was no significant change to the Company’s exposure to price risk during the year ended December 31, 2016.
The Company has a policy not to hedge gold sales. In accordance with the Company’s Financial Risk Management Policy, the Company may hedge up to 50%, 30%, and 10% of its by-product base metal sales volume over the next twelve months, subsequent thirteen to twenty-four months, and subsequent twenty-five to thirty-six months, respectively, to manage its exposure to fluctuations in base metal prices. As at December 31, 2016, the Company did not have any hedges relating to its by-product base metal sales.
The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

28.	MANAGEMENT OF CAPITAL
The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and short term investments as follows:

	At December 31 2016	At December 31 2015
Shareholders’ equity	$13,415	$12,848
Debt	2,510	2,688
	15,925	15,536
Less: Cash and cash equivalents	(157)	(326)
Short term investments	(43)	(57)
	$15,725	$15,153

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has instituted a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

At December 31, 2016, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2016, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

29.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options and restricted share units ("RSUs")
For the year ended December 31, 2016, total share-based compensation relating to stock options and RSUs was $52 million (2015 – $53 million). Of the total amount, $48 million (2015 – $51 million) was included in corporate administration, $4 million (2015 – $nil) was included in restructuring costs (note 11) in the Consolidated Statements of Earnings (Loss), and $nil (2015 – $2 million) was capitalized to development projects with a corresponding credit to shareholders’ equity.
Stock options
The following table summarizes the changes in stock options for the years ended December 31:

	Number of Options (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2016	14,775	$34.53
Granted (1)	3,087	20.27
Exercised (2)	(232)	12.64
Forfeited/expired	(6,955)	38.92
At December 31, 2016 – outstanding	10,675	$28.03
At December 31, 2016 – exercisable	6,061	$31.24
At January 1, 2015	16,379	$39.09
Granted (1)	4,371	27.15
Issued in connection with the acquisition of Probe (note 7(c))	1,446	10.77
Exercised (2)	(1,569)	12.45
Forfeited/expired	(5,852)	41.85
At December 31, 2015 – outstanding	14,775	$34.53
At December 31, 2015 – exercisable	8,382	$39.04

(1)
Stock options granted during the year ended December 31, 2016 vest over 3 years (2015 – 3 years), are exercisable at C$20.27 per option (2015 – C$27.15), expire in 2023 (2015 – in 2022) and had a total fair value of $15 million (2015 – $19 million) at the date of grant.

(2)	The weighted average share price at the date stock options were exercised was C$20.74 (2015 – C$23.43).
The weighted average fair value of stock options granted during the year ended December 31, 2016 of $4.89 per option (2015 – $4.46) was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

	2016	2015
Expected life	3.3 years	3.2 years
Expected volatility	45.3%	39.9%
Expected dividend yield	0.8%	2.9%
Risk-free interest rate	0.5%	0.5%
Weighted average share price	15.24	21.66
The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The Company estimated a forfeiture rate of 12.6% for the options granted during the year ended December 31, 2016 (2015 – 10.0%).

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

The following table summarizes information about the Company’s stock options outstanding at December 31, 2016:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$20.27 - $24.40	2,734	$20.32	5.7	256	$20.79	0.6
$25.71 - $27.53	3,692	27.08	3.7	2,060	27.03	2.5
$29.63 - $31.03	2,368	30.29	1.7	1,864	30.26	1.6
$33.48 - $35.66	1,288	33.51	1.0	1,288	33.51	1.0
$39.75	15	39.75	0.7	15	39.75	0.7
$48.72	578	48.72	0.2	578	48.72	0.2
	10,675	$28.03	3.2	6,061	$31.24	1.6
RSUs
The Company granted 2.5 million RSUs during the year ended December 31, 2016, of which 155,995 vested immediately with the remaining vesting over 3 years (2015 – 2.4 million RSU's issued, 80,660 of which vested immediately with the remaining vesting over 3 years). The grant date fair value was $15.59 per RSU (2015 – $20.77) with a total fair value of $39 million (2015 – $50 million) based on the market value of the underlying shares at the date of issuance. The Company estimated a forfeiture rate of 16.7% for the RSUs granted during the year ended December 31, 2016 (2015 – 10.0%).
During the year ended December 31, 2016, 1.9 million (2015 – 1.4 million) RSUs were issued and vested. At December 31, 2016, there were 3.4 million RSUs outstanding (December 31, 2015 – 3.4 million).

(b)	PSUs
During the year ended December 31, 2016, the Company issued 523,688 PSUs (2015 – 531,749) with a total fair value of $6 million (2015 – $9 million) at the date of issuance.
The fair value of PSUs granted was calculated as of the date of grant using a binomial pricing model with the following weighted average assumptions:

	2016		2015
Expected life	3 years		3 years
Expected volatility	46.5%		41.0%
Expected dividend yield	0.8%		2.9%
Risk-free interest rate	0.5%		0.5%
Weighted average share price	C$	19.62	C$	29.02
At December 31, 2016, the carrying amount of PSUs outstanding and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheets was $nil and $1 million, respectively (December 31, 2015 – $2 million and $1 million, respectively). At December 31, 2016, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2015 – $nil). During the year ended December 31, 2016, the total intrinsic value of PSUs vested and exercised was $3 million (2015 – $3 million). The Company estimated a forfeiture rate of 8.1% for the PSUs granted during the year ended December 31, 2016 (2015 – 4.9%).
Total share-based compensation expense (recovery) included in corporate administration in the Consolidated Statements of Earnings (Loss) relating to PSUs for the year ended December 31, 2016 was nominal (2015 – $(1) million). At December 31, 2016, there were 836,788 PSUs outstanding (December 31, 2015 – 1.2 million).

(c)	PRUs
Under the Phantom Restricted Units Plan, participants are granted a number of PRUs which entitle them to a cash payment equivalent to the fair market value of one common share for each PRU held by the participant on the vesting date.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

The Company issued 680,236 PRUs during the year ended December 31, 2016 (2015 – 823,568), which vest over 3 years (2015 – 3 years) and had a fair value of $11 million (2015 – $17 million) based on the market value of the underlying shares at the date of issuance (weighted average fair value per unit – $15.56 (2015 – $20.90)).
Total share-based compensation relating to PRUs for the year ended December 31, 2016 was $8 million (2015 – $4 million), which is included in corporate administration in the Consolidated Statements of Earnings (Loss).
At December 31, 2016, the total carrying amount of the 836,919 PRUs outstanding (2015 – 1.0 million) and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheets was $5 million and $2 million, respectively (December 31, 2015 – $4 million and $2 million, respectively).

(d)	Employee share purchase plan ("ESPP")
During the year ended December 31, 2016, the Company recorded compensation expense of $4 million (2015 – $4 million), which was included in corporate administration in the Consolidated Statements of Earnings (Loss), representing the Company’s contributions to the ESPP measured using the market price of the underlying shares at the dates of contribution.

(e)	Issued share capital
The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options, the vesting of RSU and share purchases from the ESPP.

30.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. There were no related party transactions for the years ended December 31, 2016 and 2015 that have not been disclosed in these consolidated financial statements (notes 9 and 20).

(b)	Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2016	2015
Short-term employee benefits (1)	$8	$9
Post-employment benefits	1	1
Termination benefits	6	—
Share-based compensation	6	9
	$21	$19

(1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

31.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available and except as noted in note 31(b), the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

(a)
Issued in 2013, Law 3318 created a new form of tax in Argentina's Province of Santa Cruz for mining companies. The tax was levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. The Company filed a legal claim disputing the constitutionality of the tax with the National Supreme Court of Argentina which accepted jurisdiction of the matter. The Company paid the required tax installments under protest for the years ended December 31, 2015, 2014 and 2013. On December 31, 2015, Law 3318 was abrogated. The Company and the Province entered into a settlement agreement approved by the National Supreme Court of Argentina and the claim has been withdrawn.

(b)
In July 2016, the Company received a tax reassessment from the Mexican Tax Authority in respect of one of its Mexican subsidiary’s 2008 taxation year, assessing an additional $4 million of income taxes, interest, and penalties, largely as the result of transfer pricing adjustments to the interest paid by that subsidiary to one of the Company’s subsidiaries. In November 2016, the Company received a further reassessment in respect of the same Mexican subsidiary’s 2009 taxation year assessing $71 million of additional income taxes, interest and penalties. The Mexican Tax Authority denied the deduction of the interest paid by the Company’s Mexican subsidiary during the 2009 taxation year on a related party loan, and asserted that tax should have been withheld on the interest paid at a rate of 28% rather than 10% on the basis that the International Tax Treaty relied upon by the Company in withholding at the rate of 10% was not applicable to the loan in question.

In December 2016, the Company received a tax reassessment from the Mexican Tax Authority in respect of another of its Mexican subsidiary’s 2008 taxation year assessing an additional $6 million of taxes, interest and penalties. These additional amounts result from the elimination of the deduction for interest paid in respect of a loan from a related company and the denial of a deduction for a portion of a foreign exchange loss in local currency on the same loan. This Mexican subsidiary was also reassessed an additional $14 million in November 2016 for the 2009 taxation year. The Mexican Tax Authority denied the interest deduction for interest paid on a related company loan, as well as assessed Mexican withholding taxes on the interest paid at 28% rather than the 10% rate that was used in remitting these withholding taxes.
In respect of the 2008 taxation year, the Mexican Tax Authority’s position is that the interest rates charged on the related party loans to one of the Company’s Mexican subsidiaries are not interest rates that independent parties would have agreed to. In respect of the 2009 taxation year, the Mexican Tax Authority’s position is that the loans did not have a valid business purpose and therefore denied the interest deduction and assessed a higher rate of Mexican withholding taxes on the interest paid.
The Company’s Mexican subsidiaries incurred debt owing to a related company for the purpose of growing their Mexican business of investing in mining development and operations directly or indirectly. The Company believes that the terms of the debt and applicable interest rate are consistent with terms that would apply between unrelated parties and has prepared the required contemporaneous documentation supporting their arm’s length nature with the assistance of independent transfer pricing specialists. As a result the Company disputes the positions taken by the Mexican Tax Authority, believes it has filed its tax returns and paid applicable taxes in compliance with Mexican income tax laws and has substantial defenses to these assessments. No amounts have been recorded for any potential liability arising from these matters.
The intercompany debt remained in place for years subsequent to 2009 and these years remain open to audit by the Mexican Tax Authority and could be reassessed. The outcome of any potential reassessments for the Company’s Mexican subsidiaries’ 2010-2016 taxation years is not readily determinable but could have a material impact on the Company.
The Company intends to vigorously defend its tax filing positions.

(c)	Securities Class Action Lawsuits
United States Shareholder Class Action

Following the publication on August 24, 2016 of a news article relating to operations at the Company’s Peñasquito mine, several putative class action lawsuits were filed against the Company and certain of its current and former officers in the U.S. District Court for the Central District of California and one class action lawsuit was filed in the U.S. District Court for the Southern District of New York. On November 21, 2016, a lead plaintiff (“Plaintiff”) was appointed and all claims were consolidated into one action in the U.S. District Court for the Central District of California. On December 8, 2016, the Plaintiff filed an Amended Class Action Complaint and on December 22, 2016, the Plaintiff filed a Corrected Amended Class Action Complaint (the “Amended Complaint”). The Amended Complaint alleges that the Company and

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Third Quarter Report – 2016
(In millions of United States dollars, except where noted)

certain of its current and former officers made materially false or misleading statements or materially false omissions in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) concerning the Peñasquito mine. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company’s securities during an alleged class period from March 31, 2014 to October 3, 2016. On January 20, 2017, the Company filed a motion to dismiss the Amended Complaint. The Company believes the allegations made in the Amended Complaint are without merit and intends to vigorously defend against this matter.
Canadian Shareholder Class Action

On October 28, 2016 and February 14, 2017, separate proposed class actions were commenced in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its current and former officers. Both statement of claims allege common law negligent misrepresentation in the Company’s public disclosure concerning the Peñasquito mine and also plead an intention to seek leave from the Court to proceed with an allegation of statutory misrepresentation pursuant to the secondary market civil liability provisions under the Securities Act (Ontario). The claim filed on October 28, 2016 purports to be brought on behalf of persons who purchased or otherwise acquired the Company’s securities in the secondary market during an alleged class period from April 1, 2014 to August 24, 2016. The claim filed on February 14, 2017 purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities in the secondary market during an alleged class period from October 30, 2014 to August 23, 2016. The Company believes the allegations made in both claims are without merit and intends to vigorously defend against both matters.
(d) In October 2014, Pueblo Viejo Dominicana Corporation ("PVDC") received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the "Petitioner"), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an "Amparo" remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On June 25, 2015, the trial court in the Municipality of Cotui (“Trial Court”) dismissed the legal action as the Petitioner failed to produce evidence to support his allegations.  The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015.  On July 28, 2015, PVDC filed a motion to dismiss the appeal as it was filed after the expiry of the applicable filing deadline. The matter is pending ruling by the Constitutional Court. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as PVDC cannot reasonably predict any potential losses.

32.	SUBSEQUENT EVENT
On January 4, 2017, the Company entered into a purchase agreement with Bluestone Resources Inc. ("Bluestone") to sell the Cerro Blanco mine in Guatemala for cash consideration of $18 million, a 1% Net Smelter Return royalty on production, and approximately 9.9% of Bluestone's issued and outstanding common shares on the date of completion. Additionally, the Company will receive an additional $15 million in cash upon the mine reaching commercial production. The transaction is expected to close in the first quarter of 2017.

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CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
www.goldcorp.com	CST Trust Company
1066 West Hastings Street, Suite 1600
TORONTO OFFICE	Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US: (800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US: (416) 682-3860
Toronto, ON M5H 3P5 Canada	inquiries@canstockta.com
Tel: (416) 865-0326	www.canstockta.com
Fax: (416) 359-9787
AUDITORS
MEXICO OFFICE
Deloitte LLP
Paseo de las Palmas 425-15	Vancouver, BC
Lomas de Chapultepec
11000 Mexico, D.F.	INVESTOR RELATIONS
Tel: 52 (55) 5201-9600
Lynette Gould
GUATEMALA OFFICE	Toll free: (800) 567-6223
Email: info@goldcorp.com
5ta avenida 5-55 zona 14 Europlaza
Torre 1 Nivel 6 oficina 601	REGULATORY FILINGS
Guatemala City
Guatemala, 01014	The Company’s filings with the Ontario Securities Commission
Tel: (502) 2329-2600	can be accessed on SEDAR at www.sedar.com.

ARGENTINA OFFICE	The Company’s filings with the US Securities and
Exchange Commission can be accessed on EDGAR
Avda. Leandro N. Alem 855, Piso 27	at www.sec.gov.
C1001AAD Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

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